                                                  Filed under Section 424(b)(1)
                                                  of the Securities Act of 1933.
                                                  Registration Number 333-65842.

PROSPECTUS

                                  [TRICOM LOGO]

                                 RIGHTS OFFERING

12,613,784       AMERICAN DEPOSITARY SHARES EACH REPRESENTING ONE SHARE
                 OF CLASS A COMMON STOCK AT $5.23 PER ADS


         We are offering up to 12,613,784 shares of Class A common stock in the form of American depositary shares or ADSs. We are offering our ADSs in a rights offering. You will receive 0.629 subscription rights for each ADS that you owned on December 10, 2001, the record date. You will not receive any fractional rights. Each subscription right entitles you to purchase one ADS for a subscription price of $5.23 per ADS. If you fully exercise your rights and other shareholders do not fully exercise their rights, you may elect to purchase additional shares on a pro rata basis with other oversubscribing shareholders. This is your oversubscription privilege.

         Our ADSs are listed on the New York Stock Exchange under the symbol "TDR". On December 10, 2001, the last reported sale price for our ADSs as reported by the NYSE was $[_______] per ADS.

         The rights are exercisable beginning on the date of this prospectus and continuing until December 27, 2001 at 5:00 p.m., New York City time. We have the option of extending the expiration date.

         The rights may not be sold or transferred. The rights will not be listed for trading on any stock exchange.





         WE URGE YOU TO READ CAREFULLY THE "RISK FACTORS" SECTION BEGINNING ON PAGE 10 WHERE WE DESCRIBE SPECIFIC RISKS ASSOCIATED WITH AN INVESTMENT IN US AND OUR SECURITIES BEFORE YOU MAKE YOUR INVESTMENT DECISION.


                                     SUBSCRIPTION PRICE          DISCOUNT AND COMMISSIONS           OUR PROCEEDS
Per Share Total. . . . . . . .            $5.23                            None                       $5.23
Total. . . . . . . . . . . . .            $65,970,090                      None                       $65,970,090




                    Subscription Agent: The Bank of New York



         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




               The date of this prospectus is December 11, 2001.

                                TABLE OF CONTENTS


                                                                          PAGE
PROSPECTUS SUMMARY.........................................................  1

RISK FACTORS............................................................... 10

FORWARD LOOKING STATEMENTS................................................. 21

RECENT DEVELOPMENTS........................................................ 22

CAPITALIZATION............................................................. 25

PRICE RANGE OF AMERICAN DEPOSITARY SHARES AND DIVIDEND POLICY.............. 26

USE OF PROCEEDS............................................................ 27

THIS OFFERING.............................................................. 28

DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS................................ 35

TAX CONSIDERATIONS OF THE RIGHTS OFFERING.................................. 41

TAX CONSIDERATIONS OF OWNING SHARES........................................ 43

LEGAL MATTERS.............................................................. 46

EXPERTS.................................................................... 47

WHERE YOU CAN FIND MORE INFORMATION........................................ 47

                               PROSPECTUS SUMMARY


         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS. WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY. WE ALSO ENCOURAGE YOU TO REVIEW THE FINANCIAL STATEMENTS AND OTHER INFORMATION PROVIDED IN REPORTS AND OTHER DOCUMENTS THAT WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION, WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AS DESCRIBED UNDER "WHERE YOU CAN FIND MORE INFORMATION" ON THE INSIDE BACK COVER OF THIS PROSPECTUS.


                                  OUR BUSINESS

OVERVIEW


         We are a leading full service communications service provider in the Dominican Republic. We offer local, long distance, mobile, Internet and broadband data transmission services. Our wireless network covers approximately 85% of the population in the Dominican Republic. Our network providing local service is 100% digital, the only such network in the Dominican Republic. Telecommunications networks that employ digital technology can transmit higher quality signals at lower cost. We also own interests in undersea fiber optic cable networks that connect and transmit telecommunications signals between Central America, the Caribbean, the United States and Europe. Fiber optic cable is composed of glass strands and transmits telecommunications signals in the form of light. Through our subsidiary, TRICOM USA, Inc., we own telecommunication switching facilities in New York, Miami and Puerto Rico. Using these facilities, we originate, transport and terminate international long-distance traffic. We are one of the few Latin American long distance carriers that is licensed by the U.S. Federal Communications Commission to use switching facilities that it operates to connect long distance traffic.



         Since our inception in 1992, we have diversified our operations, and have captured a significant share in key markets entirely through internal growth. In 1999, we carried approximately 40% of the southbound voice and data traffic from the United States to the Dominican Republic. Since we introduced wireless services in 1995, we have achieved an approximate 40% market share as of year-end 2000, based upon data published by the Instituto Dominicano de las Telecomunicaciones, or INDOTEL, the Dominican agency that regulates telecommunications.



         We were the leader in the Dominican Republic for 1998 and 1999 in net new customer additions in the market for local service and in 1998 for net new customer additions for mobile services, based upon data published by INDOTEL. Our recent success is reflected in the following period-to-period changes in operating statistics from 1999 to 2000:


         o        Local access lines increased 24.7% to 148,312;
         o        Cellular and PCS subscribers increased 61.9% to 284,991; and
         o International long distance traffic increased 65.6% to 597.2 million minutes.

         We plan to establish in selected Central American markets a mobile service network targeted at business customers that will provide uninterrupted connection throughout the region without any change in service provider or equipment. We will deploy an advanced integrated radio-telephone and dispatch communications system known as IDEN(R), developed by Motorola. This technology enables us to use spectrum efficiently and offer multiple wireless services on one digital handset. We plan to capitalize on the increasing demand by business customers for a product that provides advanced mobile services and a complete solution for their intra-regional communication needs.



         We have purchased a 51% interest in a Panamanian company, Cellular Communications of Panama, S.A., now TRICOM Panama, S.A., which owns the frequency rights for 107 channels of 25 MHz each. TRICOM Panama has approximately 1,600 analog mobile users. These frequencies will give us access to nationwide coverage, covering a population of approximately 2.81 million people. Currently, we are constructing an iDEN network, at a cost as of September 30, 2001 of approximately $33 million, in Panama City and Colon, the two largest cities in Panama, and in important transportation corridors in other parts of the country. Our expected completion date for this phase of the buildout is the first quarter of 2002. We will offer digital mobile integrated services, including two-way radio, paging and interconnect services.


         In 2000, we were awarded, in a government auction, radio frequency rights in Guatemala to 172 channels of 25 MHz, providing us with nationwide coverage. We also have acquired in El Salvador radio frequency rights for an aggregate of 185 channels of 25 MHz, that provides spectrum to operate our iDEN network. We currently do not intend to develop a network in either Guatemala or El Salvador in the remainder of 2001 and 2002.

RECENT DEVELOPMENTS


         On October 26, 2001, we acquired the shares of TCN Dommicana,
S.A., a wholly-owned Subsidairy of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominacan government to operate a cable system. The transaction was valued at approximately $1,130 per subscriber equivalent or $63.7 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock.





                       -----------------------------------

         We are incorporated in the Dominican Republic. Our operations are headquartered at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic and our telephone number at the above address is 809-476-4000. Our website address is www.tricom.net. The information on our website is not part of this prospectus.


                    QUESTIONS AND ANSWERS ABOUT THIS OFFERING


 WHAT IS A RIGHT?


         You will receive , at no charge, 0.629 rights for every ADS or share of Class A common stock you own as of the record date. Rights enable you to purchase additional ADSs for $5.23 per ADS. For example, if you owned 100 ADSs on the record date, and receive 62 rights, you will have the right to purchase 62 ADSs for $5.23 per share. This is your basic subscription privilege.


WHAT IS THE RECORD DATE?


         December 10, 2001 at 5:00 p.m., New York City time. Only our shareholders as of the record date will receive subscription rights.


WHY IS TRICOM OFFERING THE RIGHTS?


         We are seeking additional equity. GFN, one of our major shareholders, has committed to provide to us $40 million in additional equity. Our board of directors has chosen to give you the opportunity to buy more shares on the same basis as GFN.


HAS THE BOARD OF DIRECTORS MADE A RECOMMENDATION REGARDING THIS OFFERING?


             Our board of directors makes no recommendation to you about whether you should exercise any rights in this offering.


HOW SOON MUST YOU ACT?


             The rights expire on December 27, 2001 at 5:00 p.m., New York City time. The subscription agent must actually receive all required documents and payments before that date and time.


MAY I SELL OR GIVE AWAY MY RIGHTS?

             No. The rights may not be sold or otherwise transferred.


WHAT IS THE OVERSUBSCRIPTION PRIVILEGE?



             If you fully exercise your basic subscription privilege, the oversubscription privilege entitles you to subscribe for additional ADSs at the same subscription price of $5.23 per share that applies to your basic subscription privilege.



WHAT ARE THE LIMITATIONS ON THE OVERSUBSCRIPTION PRIVILEGE?



             We will be able to satisfy your exercise of the oversubscription privilege only if our other shareholders receiving rights do not elect to purchase all of the shares offered under their basic subscription privilege.


AM I REQUIRED TO SUBSCRIBE IN THIS OFFERING?

             No. You are not required to exercise any rights, purchase any new shares or otherwise take any action in response to this offering.

WHAT WILL HAPPEN IF I DO NOT EXERCISE MY RIGHTS?


             You will retain your current number of shares even if you do not exercise your rights. However, if you do not exercise your rights and other shareholders do, the percentage of TRICOM that you own will diminish.


MAY I CHANGE OR CANCEL MY EXERCISE OF RIGHTS AFTER I SEND IN THE REQUIRED FORMS?


             No. Once you send in your subscription certificate and payment, you cannot revoke the exercise of your rights.





WILL MY MONEY BE RETURNED IF THIS OFFERING IS AMENDED, WITHDRAWN OR TERMINATED?


             If we terminate or cancel this offering, or any submitted subscriptions no longer comply with the amended terms of this offering, we will promptly return your subscription price, but without any payment of interest.


WHAT ARE THE U.S. FEDERAL INCOME AND DOMINICAN TAX CONSEQUENCES OF EXERCISING MY RIGHTS?


             The receipt and exercise of your rights are intended to be nontaxable under U.S. federal and Dominican law.


WHEN WILL I RECEIVE MY NEW SHARES?

             If you purchase ADSs through the rights offering, you will receive ADSs representing those shares as soon as practicable after the expiration date of the offering.

HOW MUCH MONEY WILL WE RECEIVE FROM THE RIGHTS OFFERING?

             Our gross proceeds from the rights offering depend on the number of shares that are purchased. If all rights are exercised, then we will receive net proceeds of approximately $105 million in cash, including funds previously advanced to us by GFN, one of our major shareholders.


HOW WILL WE USE THE PROCEEDS FROM THE RIGHTS OFFERING?


             We will use any proceeds generated from the exercise of rights in this rights offering for general corporate purposes, including to fund, in part, our acquisition of TCN Dominican S.A. and for working capital.

HOW MANY SHARES WILL BE OUTSTANDING AFTER THE RIGHTS OFFERING?


             If we sell all of the shares offered by this prospectus, then we will issue 12,613,784 new ADSs, representing the same number of shares of Class A common stock, and then we will have 52,481,511 shares of Class A common stock outstanding, including Shares to be issued to GFN.


WHAT SHOULD I DO IF I WANT TO PARTICIPATE IN THIS OFFERING, BUT MY SHARES ARE HELD IN THE NAME OF MY BROKER, DEALER OR OTHER NOMINEE?

             If you hold your ADSs through a broker, dealer or other nominee, for example, through a custodian bank, then your broker, dealer or other nominee is the record holder of the shares you own. This record holder must exercise the rights on your behalf for the shares you wish to purchase. Therefore, you will need to have your record holder act for you.




WHAT FEES OR CHARGES APPLY IF I PURCHASE SHARES?

             We are not charging any fee or sales commission to issue rights to you or to issue ADSs to you if you exercise rights. If you exercise rights through a record holder of your shares, you are responsible for paying any fees that person may charge.

HOW DO I EXERCISE MY RIGHTS? WHAT FORMS AND PAYMENT ARE REQUIRED TO PURCHASE SHARES?


             As a record holder of our ADSs, on December 10, 2001, you are receiving this prospectus, a subscription certificate evidencing your subscription rights and instructions on how to purchase shares. If you wish to participate in this offering, then, before your rights expire, you must:




             o deliver the subscription price by certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order, or a personal check that clears before expiration of the rights; and



             o         deliver a properly completed subscription certificate.


TO WHOM SHOULD I SEND FORMS AND PAYMENTS?

             You should send your subscription documents and payment by mail or courier service to:

                              THE BANK OF NEW YORK

           BY MAIL:                                     BY HAND:
 Tender & Exchange Department                     The Bank of New York
        P.O. Box 11248                        Tender & Exchange Department
     Church Street Station                  c/o The Depository Trust Company
 New York, New York 10286-1248                      55 Water Street
                                                 Jenrette Park Entrance
                                                New York, New York 10041

     BY OVERNIGHT COURIER:                          BY FACSIMILE:

     The Bank of New York                  (For Eligible Institutions Only)
 Tender & Exchange Department                        (973)-247-4077
      385 Rifle Camp Road
West Paterson, New Jersey 07424              FOR CONFIRMATION OF FACSIMILE,
                                                        TELEPHONE:
                                                     (973)-247-4076


             For instructions on how your subscription payment should be sent to the subscription agent, see "The Offering - Required Forms of Payment of Subscription Price" on page [____].

WHAT SHOULD I DO IF I HAVE OTHER QUESTIONS?

             If you have questions, need additional copies of offering documents or otherwise need assistance, please contact the information agent for this offering:


                          D.F. King & Co., Inc.
                          77 Water Street
                          New York, NY 10005
                          Tel: 1(800) 628-8510 or collect at
                               1(212) 269-5550


             To ask other questions or to receive copies of our recent SEC filings, you also can contact us by mail or telephone, or refer to the other sources described under "Where You Can Find More Information" on the inside back cover of this prospectus.

                          ---------------------------


         In this prospectus references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This prospectus contains translations of certain Dominican pesos amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks or the private market rate, as reported by Banco Central de la Republica Dominicana on September 28, 2001 was RD$16.83 = US$1.00, the date closest to the date of the most recent financial information included in this prospectus. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On November 7, 2001, the private market rate was RD$16.92 = US$1.00.

                             SUMMARY FINANCIAL DATA


         The following table provides summary financial and operating data for the periods indicated. We have derived the summary financial data for, and as of, the years ended December 31, 1998, 1999 and 2000 from our consolidated financial statements, which have been audited by KPMG (member firm of KPMG International in the Dominican Republic), independent auditors. The summary consolidated financial data for, and as of, the nine months ended September 30, 2000 and 2001 are derived from our unaudited consolidated financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial and operating results for these periods. The summary consolidated financial and operating data are not necessarily indicative of the results that may be expected for any future period. You should read the information in the following tables in conjunction with "Operating and Financial Review and Prospects" and the consolidated financials included in our Annual Report on Form 20-F, as amended, for the year ended December 31, 2000.




                                                                                       NINE MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,               SEPTEMBER 30,
                                             -----------------------------------    -----------------------
                                                1998         1999         2000         2000         2001
STATEMENTS OF OPERATIONS DATA:
    Operating revenues:
    Toll .................................   $  17,645    $  23,118    $  28,666    $  20,992    $  22,216
    International ........................      50,332       60,592       84,187       58,969       60,863
    Local service ........................      11,863       33,299       51,310       37,537       46,364
    Data and Internet ....................       1,079          560        3,461        1,544        6,025
    Cellular and PCS .....................      20,364       26,474       35,796       26,311       28,288
    Paging ...............................       4,528        2,696        1,704        1,348          832
    Sale of equipment ....................       4,115        7,690        5,263        4,334        2,652
    Installation and activation fees .....      12,937       15,502       13,749       10,085        9,391
    Other ................................       2,640          889          162          111          555

         Total operating revenues ........     125,501      170,819      224,298      161,231      177,127

    Operating costs:
       Satellite connections and carrier
       (excluding network depreciation
       expense of $11,382, $15,983,
       $29,342, $20,392 and $32,465
       in 1998, 1999, 2000, and for
       the nine months ended September
       30, 2000 and 2001, respectively,
       included below) ...................      32,309       43,688       68,608       47,150       49,471
    Network depreciation expense .........      11,382       15,983       29,342       20,392       32,465
    Expense in lieu of income taxes(2) ...       9,562       12,764       10,174        8,832        9,003
    General and administrative expenses,
    including non-network depreciation
    expense of $3,240, $4,855 and
    $6,824 in 1998, 1999 and 2000,
    respectively .........................      36,139       46,646       63,867       45,846       58,576
    Cost of equipment sold ...............       2,249        3,988        2,911        2,145        2,179
    Amortization expenses ................          --           --           --          690          474
    Non-network Depreciation expense .....       3,240        4,855        6,824        4,719        7,352
    Other ................................       1,142        1,433        1,550        1,159        1,473

       Total operating costs .............      96,024      129,357      183,276      130,934      160,992

    Operating income .....................      29,478       41,462       41,022       30,297       16,135

    Other income (expenses):
    Interest expense, net ................     (12,873)     (20,041)     (30,736)     (21,993)     (26,961)
    Foreign currency exchange gain (loss)          104         (203)        (303)        (102)        (289)
    Gain on sale of land or equipment ....          --          898           30           --           --
    Other, net ...........................         845          179         (197)        (193)        (515)
    Other expenses, net
                                               (11,924)     (19,166)     (31,206)     (22,288)     (26,735)

    Earnings (loss) before income taxes
    and cumulative effect of accounting
    change and minority interest .........      17,554       22,296        9,816        8,009      (10,600)

    Income taxes .........................         352         (142)        (588)        (431)        (251)

                                      -7-

  Cumulative effect of accounting change:
      Organization costs .................          --         (120)          --           --           --
      Installation and activation revenues          --           --      (16,453)     (16,453)          --
  Minority Interest ......................          --           --           --           --          155
  Net earnings (loss) ....................   $  17,906    $  22,035    $  (7,226)   $  (8,875)   $ (10,696)
                                             =============================================================

    Basic earnings per common share:
    Earnings (loss) before  cumulative
    effect of accounting change ..........   $    0.78    $    0.89    $    0.33    $    0.28    $   (0.38)
    Cumulative effect of accounting change          --           --        (0.59)       (0.60)          --
                                             -------------------------------------------------------------
    Net earnings (loss) ..................   $    0.78    $    0.89    $   (0.26)   $   (0.32)   $   (0.37)
                                             =============================================================

    Average number of common shares
    outstanding ..........................      22,945       24,845       27,724       27,355       28,845
                                             =============================================================






                                                                  AT DECEMBER 31,                   AT  SEPTEMBER 30,
                                                       --------------------------------------      ------------------
                                                          1998         1999           2000                2001
                                                          ----         ----           ----                ----
BALANCE SHEET DATA:
Cash and cash equivalents                              $  15,377    $  13,460       $  18,200           $  38,100
Working capital (deficit)                                (19,600)     (83,659)       (125,299)           (143,621)
Property and equipment, net                              330,456      455,045         586,224             642,490
Total assets                                             444,815      531,478         682,440             760,860
Long-term debt and capital leases (excluding current
    Portion)                                             200,000      240,413(4)      276,744(4)          287,696
Total indebtedness                                       279,257      336,468         398,808             450,636
Shareholders' equity                                     127,561      149,869         210,796             241,444



                                                        YEAR ENDED DECEMBER 31,            NINE MONTHS ENDED SEPTEMBER 30,
                                                ----------------------------------------   -------------------------------
                                                   1998         1999            2000            2000            2001
                                                   ----         ----            ----            ----            ----
OTHER FINANCIAL DATA:
Capital expenditures                            $ 142,101    $ 145,426(4)    $ 168,913(4)    $ 131,606(4)    $  96,083
Net cash provided  by operating activities         26,912       31,526          42,339          43,351          20,348
Net cash used in investing activities            (121,171)     (64,360)       (149,395)       (131,911)        (96,782)
Net cash provided by financing activities         104,065       30,966         111,796         126,584          96,334
EBITDA(5)                                       $  53,662    $  75,063       $  87,681       $  64,931       $  65,429
Ratio of EBITDA to net interest expense              4.2x         3.7x            2.9x            3.0x            2.4x
Ratio of total indebtedness to EBITDA                5.2x         4.5x            4.5x            4.6x            5.2x

OTHER OPERATING DATA:
International minutes (in thousands)              231,075      360,532         597,204         417,687         549,021
Local access lines in service (at period end)      80,616      118,926         148,312         141,117         169,893
Mobile subscribers (at period end)                108,532      176,080         284,991         253,447         332,436


-----------

(1)      Except per share information, ratios and Other Operating Data.

(2) Since 1996, we have made payments in lieu of income tax to the Dominican government, in accordance with the terms of our concession agreement. These payments represent 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax, implemented in 1998, of 2% on international settlement revenues collected. This tax amounted to $0.3 million in 1998, $0.6 million in 1999 and $0.4 million in 2000.

(3) Effective January 1, 2000, we adopted the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, concerning the recognition of revenue. This pronouncement provides that we recognize net revenues from installations and activations over the period in which we retain our clients, which based on our experience is approximately 35 months. Since we previously recognized these revenues when they were collected, this change in revenue recognition resulted in a one-time, non-cash charge to earnings in 2000 of $16,452,799. At December 31, 2000, deferred revenues for installations and activations aggregated $14,654,886, which will be recognized as follows: $9,010,741 in 2001; $4,793,662 in 2002; and $850,483 in 2003.

(4) Includes capital lease obligations incurred during 1999 of $26.2 million and during 2000 of $17.7 million.


(5) EBITDA typically consists of earnings (loss) before interest and other income and expenses, income taxes and depreciation and amortization. As described in note 2 we make payments to the Dominican government in lieu of income taxes. As a result, we calculate EBITDA prior to the deduction of payments to the Dominican government in lieu of income taxes. Our calculation of EBITDA may not be comparable to EBITDA calculated by other companies. We believe that EBITDA is useful to investors because EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles. For 1999 and 2000, we have also added back to EBITDA amortization of radio frequency rights of $198,333 and $320,186, respectively.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND OTHER INFORMATION IN THIS PROSPECTUS AND IN OUR REPORTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS BEFORE DECIDING TO PURCHASE SHARES OF THIS OFFERING.


RISKS RELATING TO OUR CAPITAL STRUCTURE

         OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT OUR ABILITY TO FUND EXPANSION AND OUR COMPETITIVE POSITION.


         We are highly leveraged. At September 30, 2001, we had outstanding approximately $450.6 million in aggregate principal amount of indebtedness, including capital leases. At September 30, 2001, we had approximately $241.4 million total shareholders' equity.

         The degree to which we are leveraged could have important consequences to us, including the following:

         o a substantial portion of our cash flow must be used to pay interest on our indebtedness. Therefore, our cash flow available for use in our business will be reduced;

         o our high degree of leverage could increase our vulnerability to changes in general economic conditions;

         o our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes could be impaired;

         o we are much more leveraged than our principal competitor, which may be a competitive disadvantage in our principal market; and

         o our failure to comply with covenants and restrictions contained in our notes' indenture could lead to a default which could cause that and other debt to become immediately payable.

         WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FLOW FROM OPERATIONS TO MEET OUR DEBT SERVICE REQUIREMENTS.


         Our ability to pay interest on our indebtedness and meet our debt service obligations will depend on our future performance, which in turn depends on successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, many of which are beyond our control. Our interest expense for the nine months ended September 30, 2001 was $28.5 million and our cash flow from operations for the nine months ended September 30, 2001 was $20.3 million. Approximately $185.7 million of our indebtedness will mature during the 12 months ending September 30, 2002, however most of these borrowings will be renewed or rolled over at maturity. Our ability to refinance any of this indebtedness will depend on our financial condition at the time it matures, the restrictions in the agreements governing our indebtedness and other factors, including general market and economic conditions. If refinancing were not possible, we could be forced to dispose of assets at unfavorable prices. In addition, our inability to refinance these obligations could result in our defaulting on our other debt obligations.


         WE DEPEND ON SHORT-TERM BORROWINGS IN THE DOMINICAN FINANCIAL MARKETS, WHICH BEAR HIGH INTEREST RATES AND WE CANNOT BE CERTAIN THAT THEY WILL CONTINUE TO BE AVAILABLE.


         We fund a substantial portion of our capital expenditure and working capital requirements with short-term borrowings in the Dominican financial markets. As of September 30, 2001, we had $96.3 million of these borrowings, with interest rates ranging from 9.5% to 13% per annum for the U.S. dollar denominated debt and from 17% to 20% per annum for the RD peso denominated debt. These borrowings have maturities ranging up to 180 days and often are payable on demand. However, our current lenders may be unable or unwilling to lend to us in the future. Even if these short term borrowings continue to be available to us, due to their short-term maturities, we may be required to repay them at times when replacement financing is not available on commercially attractive terms.


RISKS RELATED TO OUR OPERATIONS


         OUR PRINCIPAL COMPETITOR IN THE DOMINICAN REPUBLIC, CODETEL, HAS SUBSTANTIALLY GREATER MARKET SHARE AND RESOURCES, WHICH MAY PREVENT US FROM MAINTAINING OR INCREASING OUR MARKET SHARE.



         We compete primarily with Compania Dominicana de Telefonos C. por A., or Codetel, a wholly owned subsidiary of Verizon Communications Inc. Codetel has an established market presence, networks and resources substantially greater than ours. More than 80% of the Dominican Republic's local access line customers are customers of Codetel. The growth of our market share depends upon our ability to obtain customers in areas that currently are not served, or are underserved, by Codetel and to convince Codetel customers to either add, or switch to, the telephony services we offer. If Codetel implements significant price reductions for particular services we may be forced to reduce our rates in response in order to remain competitive. In addition, Codetel could expend significantly greater amounts of capital than are available to us in order to upgrade its network and/or sustain price reductions over a prolonged period. As a result we may not be able to maintain or increase our market share.



         THERE ARE NEW ENTRANTS IN THE DOMINICAN MARKETS, PARTICULARLY FOR WIRELESS SERVICES, WHICH COULD INCREASE COMPETITION FOR OUR SERVICES, REDUCE OUR MARKET SHARE OR INCREASE PRICE COMPETITION.


         The Dominican government has granted telecommunications concessions to a number of companies in the last several years.


         o In 1999, France Telecom S.A. acquired a company which has a concession to provide telecommunication services. France Telecom has used the concession to offer wireless services. France Telecom's marketing efforts has included offering services at discounts.



         o In January 2000, Centennial Communications Corp. acquired 70% of All America Cables and Radio, Inc., an integrated telecommunications provider. Centennial is attempting to expand All America's share of the Dominican market for cellular and PCS services.



         o        In the international long distance market, investment by U.S.
                  telecommunications companies in Dominican markets could limit the number of U.S. carriers that would send a significant number of minutes to us or otherwise adversely affect our ability to generate international settlement revenue.



         o As a result of these and other potential new entrants, we expect to face more competition in the Dominican telecommunications market in the future, which could adversely affect our ability to maintain our market share or require us to lower prices.



         CENTENNIAL, ONE OF OUR COMPETITORS IN THE DOMINICAN REPUBLIC HAS PURSUED LEGAL ACTION AGAINST US, WHICH, IF DECIDED AGAINST US, COULD RESTRICT OUR INTERNATIONAL BUSINESS IN THE DOMINICAN REPUBLIC AND DECREASE OUR REVENUES.



         Centennial, one of our competitors in the Dominican Republic, filed a complaint against TRICOM USA Inc. with the United States Federal Communications Commission on September 4, 2001, claiming that:

         o TRICOM USA and other U.S. carriers of international telecommunications traffic had better termination terms and circuit availability in the Dominican Republic with TRICOM S.A. than Centennial for traffic from the U.S. southbound to the Dominican Republic; and



         o TRICOM U.S.A.'s actions harm competition in the United States and violate the license granted to TRICOM USA by the Federal Communications Commission.



Centennial requested that the Federal Communications Commission:



         o require TRICOM USA to stop accepting special concessions from TRICOM, S.A.; and



         o order TRICOM S.A. to allocate more network capacity to Centennial in the Dominican Republic and to pay to Centennial unspecified damages.



If Centennial prevails, TRICOM USA could be required to pay damages and to stop accepting any special concessions it receives. In addition, this could negatively affect, diminish or eliminate the business we generate from traffic generated in the United States and terminated in the Dominican Republic. Our revenue derived from traffic generated in the U.S. and terminated in the Dominican Republic was $45.9 million in 2000, which represented approximately 20% of our total revenue in 2000.



         BSC OF PANAMA, ONE OF OUR COMPETITORS IN PANAMA, HAS PURSUED LEGAL ACTION AGAINST US, WHICH, IF DECIDED AGAINST US, COULD RESTRICT OUR EXPANSION INTO PANAMA AND LIMIT OR ELIMINATE OUR ABILITY TO GENERATE ADDITIONAL REVENUE.



         BSC of Panama, S.A., a subsidiary of BellSouth Corporation, one of our competitors in Panama, requested that the Panamanian ENTE REGULADOR DE LOS SERVICIOS PUBLICOS, or ENTE, investigate TRICOM Panama, S.A. for pretending to use iDEN technology to provide trunking services, which BSC of Panama, S.A. alleges violates the Telecommunications Act and the ENTE's regulations. If BellSouth prevails in this action, we will not be able to provide our services in Panama using iDEN technology.



         Additionally, BSC of Panama, S.A. obtained a court order on August 28, 2001 requiring TRICOM Panama to cease all activity relating to the provision of telecommunications services using the iDEN(R) system. In a related action, BellSouth additionally seeks damages from us in the amount of US $20,000,000, which it claims it may sustain if TRICOM Panama begins using the iDEN(R) system in Panama. We have appealed the order. However, the appeal process could be lengthy and, even if we ultimately prevail, the construction of our network and the commencement of our operations could be delayed for months.



         To date, we have invested $33 million in our expansion in Panama. If BellSouth prevails in all of its actions, we may be forced to discontinue our business in Panama and we would not gnerate any revenue from our iDEN(R) operations in Panama.



         SETTLEMENT RATES FOR INTERNATIONAL TRAFFIC FROM THE UNITED STATES AND PUERTO RICO COULD CONTINUE TO DECLINE, WHICH COULD REDUCE OUR INTERNATIONAL SETTLEMENT REVENUES AND PROFIT MARGINS FROM THESE REVENUES.



         Revenues from incoming international long distance calls represented approximately 40% of our operating revenues in 1998, 36% in 1999 and 38% in 2000. Approximately 98% of these revenues were attributable to calls originating in the United States and Puerto Rico. Settlement rates for traffic between the United States and the Dominican Republic have declined from $0.41 per minute during 1996 to $0.04 per minute during the third quarter of 2001. We believe that competitive and regulatory pressures could continue to push settlement rates lower. Future decreases in settlement rates, without a corresponding increase in our international long distance traffic from the United States, would reduce our international settlement revenues and adversely affect the profit margins that we realize on these revenues.


         BECAUSE WE ARE RECEIVING AN INCREASING PORTION OF OUR INTERNATIONAL MINUTES FROM U.S.-BASED RESELLERS, WE MAY EXPERIENCE SUBSTANTIAL FLUCTUATION IN OUR INTERNATIONAL REVENUES.


         Since 1997, we have derived an increasing proportion of international revenues from U.S.-based resellers, which are companies that typically buy long distance minutes in bulk and resell the minutes to other companies or individual end users. During 2000, resellers originated approximately 45% of our international long distance minutes from the United States to the Dominican Republic. While we enter into agreements with resellers, they are not required to provide us with any specified amount of traffic. During the first quarter of 2001, our revenues from resellers declined by 44%, which resulted in a decline in our international settlement revenues by 22%. The volume of minutes and revenues we receive from these resellers may vary significantly because of their uncertain financial condition.

         INTENSE COMPETITION IN U.S. MARKETS AMONG INTERNATIONAL LONG DISTANCE CARRIERS HAS RESULTED IN BANKRUPTCY FILINGS BY A NUMBER OF OUR RESELLER CLIENTS. WE MAY NOT BE ABLE TO COLLECT MONIES THAT THESE CLIENTS OWE TO US.



         During 2001, ten U.S. carriers with which we exchanged, exchange or contracted at one time to exchange long distance service filed voluntary petitions for bankruptcy. In seven cases, our subsidiary, TRICOM USA, is an unsecured, pre-petition and/or post-petition creditor and has claims aggregating approximately US$1.5 million. TRICOM USA owes such carriers approximately US$980,000. If TRICOM USA were permitted to net balances, its claims would be reduced to approximately US$520,000. We may not be able to net balance or recover any portions of the amounts owed to us. In addition, we may face substantial delays in resolving net balances or our claims and may not receive full payment of our claims. In two cases, the bankrupt carriers applied to prevent us from altering, refusing or discontinuing services, although the courts in these cases did not grant the requests of these carriers. We may be compelled to provide service to other carriers in bankruptcy under terms mandated by the court, which may not be as favorable to us as terms that we receive from other resellers.



         OUR EFFORTS TO MINIMIZE CREDIT RISKS MAY ADVERSELY AFFECT OUR EFFORTS TO EXPAND OUR CUSTOMER BASE.



         During 1996, we terminated service for a significant number of mobile subscribers due to credit considerations, which adversely affected our results of operations. Since that time, we have instituted measures to minimize consumer credit risks. However, our efforts to minimize consumer credit risks may not be successful as we expand and offer our services across many different social and economic markets, including our expansion in Central America. Moreover, efforts to minimize credit risks may limit the number of our new subscribers.


         OUR NET GROWTH IN SUBSCRIBERS MAY BE REDUCED BY CUSTOMER DISCONNECTIONS OR CHURN.


         Our results of operations in the past have been, and in the future may be, affected by subscriber disconnections. In order to realize net growth in subscribers, we must replace disconnected subscribers and add new subscribers. The sales and marketing costs associated with attracting new subscribers are substantial, relative to the costs of providing service to existing subscribers. Our average monthly disconnection rate, or "churn rate," during 2000 was 3.1% for cellular and PCS subscribers and 2.3% for local access line subscribers. If we are not able to maintain our credit policies, or not otherwise able to limit churn, we will not experience net growth in subscribers .



         WE MAY NOT HAVE SUFFICIENT RESOURCES TO KEEP PACE WITH CHANGES IN TECHNOLOGIES USED TO PROVIDE TELECOMMUNICATIONS SERVICES OR THE TECHNOLOGIES THAT WE HAVE CHOSEN TO PROVIDE SERVICE MAY BE LESS POPULAR AMONG USERS THAN OTHER TECHNOLOGIES.



         If we do not offer the latest technology, we may not be able to retain our existing customers or attract new ones. Our digital mobile technology could become obsolete. Our investment, to date, in our Dominican market exceeds $700 million and we would require substantial investment to replace all or a substantial part of it and to build our Central American network.



         SPECIAL TAX PROVISIONS CONTAINED IN OUR CONCESSION AGREEMENT ARE REQUIRED TO BE APPROVED BY THE DOMINICAN CONGRESS BUT HAVE NOT BEEN TO DATE, WHICH MAY CAUSE OUR FUTURE TAXES PAYABLE TO THE DOMINICAN GOVERNMENT TO INCREASE.



         Our 1996 concession agreement with the Dominican government , which grants us our right to operate as a telecommunications provider, provides for payments to the Dominican government, in lieu of income tax imposed on other Dominican corporations. Under the Dominican Constitution, provisions of agreements with the Dominican government that contain exemptions from income tax only become effective upon approval by the Dominican Congress. Neither our existing concession agreement, nor the concession agreements of Codetel and other competitors, all of which contain tax provisions identical to ours, has been submitted to the Dominican Congress for approval. We are not aware of any plans of the Dominican government to submit any concession agreements to the Dominican Congress for approval.

         If our concession agreement is presented to the Dominican Congress, it may not approve or validate those provisions of the concession agreement relating to the payment of taxes. If the provisions relating to the payment of taxes in our concession agreement were to be disapproved by the Dominican Congress, we believe that Dominican tax law would require the payment of a tax equal to 25% of our adjusted net income, but never less than 1.5% of gross revenues, payable in advance on a monthly basis, which is the current tax regime generally applicable to Dominican corporate taxpayers. For 2000, this would have resulted in our paying income taxes of $2.5 million compared to taxes in lieu of income taxes of $10.2 million. However, the calculation of taxes on the basis applicable to other Dominican corporations could result in our paying greater taxes than we would otherwise pay under the terms of our concession agreement.



         WE MAY LOSE REVENUE OR INCUR INCREASED COST AS A RESULT OF FRAUDULENT USE OF OUR PCS AND CELLULAR NETWORKS.



         We estimate that our lost revenues from fraudulent use of our PCS and cellular networks totaled $711,000 during 2000 and $489,000 during the nine months ended September 30, 2001. Anti-fraud technology continually becomes obsolete, and we will have to make future expenditures to acquire and use anti-fraud technology.


         OUR NETWORK OPERATIONS MAY BE VULNERABLE TO HACKING, VIRUSES AND OTHER DISRUPTIONS.

         "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our services. Security breaches could have a material adverse effect on our business. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our user traffic may decrease.

RISKS RELATING TO OUR EXPANSION STRATEGY


         WIRELESS TELECOMMUNICATIONS SERVICES COMPANIES HAVE A LIMITED HISTORY IN OUR EXISTING AND TARGETED MARKETS, ACCEPTANCE OF OUR SERVICES IS UNCERTAIN, AND WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR BUSINESS PLAN.



         Due, in part, to the limited history of wireless communications services in our existing market in the Dominican Republic and our targeted markets in Central America, we face many uncertainties in our markets that may affect our ability to grow or implement our business plan. These uncertainties include:


         o        the size of the markets for wireless communications services;

         o        the penetration rates of these markets;

         o the ability of potential subscribers to pay subscription and other fees;

         o the extent and nature of the competitive environment in these markets; and

         o the immediate and long-term commercial viability of wireless communications service in these markets.


         As a result of these uncertainties, we may make significant investments in developing a network and promoting our digital mobile services in markets where we may not achieve significant market acceptance for our services. If this occurs we may be unable to recover our investment in these markets.


         WE MAY NOT BE ABLE TO FINANCE OUR CAPITAL EXPENDITURE NEEDS WHICH COULD RESULT IN THE DELAY OR ABANDONMENT OF SOME OR ALL OF OUR DEVELOPMENT AND EXPANSION PLANS AND EXPENDITURES.


         We currently anticipate that our capital expenditures will be approximately $123.8 million in 2001. We believe that we will continue to expend substantial amounts in subsequent years. We believe our cash generated by operations and borrowings available to us are sufficient to fund our capital expenditures for 2001. In the event additional funds are required, we would be forced to obtain them through additional borrowings, including, if available, vendor financing or through the public or private sale of debt or equity securities. Acquisitions or investments may require additional financing. There can be no assurance that additional financing will be available to us or, if available, that it can be obtained on terms acceptable to us or within limitations that are contained in our current or future financing arrangements. Our ability to access additional funds may be limited by:


         o the terms of our existing financing agreements, including restrictive covenants;


         o conditions in the U.S. and in international markets that may adversely affect the availability or cost of capital;



         o the volatility of the economies of Latin America and Asia, or in the local markets in which we operate, which may make lenders less likely to extend credit to us;


         o our high level of indebtedness, which may affect our attractiveness as a potential borrower; and


         o        the market's perception of our performance .



         Failure to obtain additional financing could result in the delay or abandonment of some or all of our development and expansion plans and expenditures, including the building of our iDEN network in Central America.


         WE DO NOT HAVE EXPERIENCE IN OPERATING A CABLE TELEVISION BUSINESS AND IF WE ARE UNABLE TO SUCCESSFULLY INTEGRATE TELECABLE, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS COULD BE ADVERSELY AFFECTED.

         We have not previously operated a cable television business. The success of our acquisition, in part, will depend on our ability to integrate it into our existing systems. Some of our existing operational, financial and management systems may be incompatible with or inadequate to effectively integrate and manage the Telecable systems. In addition, we may not be able to retain or recruit qualified personnel which may be required. We also may encounter unexpected operating difficulties, liabilities or contingencies. Any of these or other factors could significantly delay or even preclude our realizing synergies or other benefits from our acquisition or place significant demands on our management and financial resources.


         THE DOMINICAN TELECOMMUNICATIONS REGULATOR RECEIVED OBJECTIONS TO THE TRANSFER OF THE CONCESSION GRANTED TO TELECABLE TO OPERATE A CABLE NETWORK, WHICH, IF UPHELD, COULD LIMIT OR EVEN PRECLUDE THE OPERATION OF THE CABLE BUSINESS WE ACQUIRED.

         On November 16 and November 19, 2001, Indotel and we received notices of objections to the transfer of the concession granted to Telecable for the operation of its cable business. The objecting parties are two cable companies that operate networks in localities of the interior of the Dominican Republic and an association of cable companies from that region.
The objections seem to allege that certain licenses granted to Telecable are invalid for lack of use. If Indotel were to decide in favor of the objections, it could invalidate the transfer of the concession and impose fines on us. We believe, based upon recent challenges to concessions transfers in which objections did not prevail, that it is unlikely that the objections will prevail. Moreover, TRICOM's own concession allows us to provide video and cable services, so that even if the objections are upheld, we believe that we could use our own concession to provide the cable services currently provided in reliance on the Telecable concession. However, it also is possible that Indotel would limit the areas in which we can provide services so that we do not compete in markets currently served by the companies that raised objections.



         SOCIAL, POLITICAL AND ECONOMIC CONDITIONS IN CENTRAL AMERICAN MARKETS, INTO WHICH WE PLAN TO EXPAND, MAY CAUSE VOLATILITY IN OUR OPERATIONS AND ADVERSELY AFFECT OUR REVENUES FROM THESE MARKETS.



         We plan to expand into Central American telecommunications markets in which we have not operated previously and these markets will present numerous challenges to us. Poor social, political and economic conditions, matters over which we have no control, could inhibit our market entry and subsequent performance. Social and political conditions in parts of the Central American markets are volatile and may cause the nature and results of our operations to fluctuate. Historically, volatility in parts of the Central American markets has been caused by:


         o significant governmental influence over many aspects of local economies;

         o        political and economic instability;

         o        unexpected changes in regulatory requirements;

         o        social unrest;

         o        slow or negative growth;

         o        imposition of trade barriers;

         o        wage and price controls;


         o        natural disasters; and


         o this volatility could make it difficult for us to sustain our operations in these markets, which could adversely affect our business.


         GOVERNMENT REGULATIONS IN VARIOUS COUNTRIES MAY HAMPER OUR ABILITY TO GROW AND IMPLEMENT OUR STRATEGY.



         In each market that we are considering, one or more regulatory entities regulate the licensing, construction, acquisition, ownership and operation of our wireless communications systems. Adoption of new regulations, changes in the current telecommunications laws or regulations or changes in the manner in which they are interpreted or applied could adversely affect our operations. Because of the uncertainty as to the interpretation of regulations in some countries in which we may operate, we may not always be able to provide the services we have planned in each market. It is possible that, in the future, we may face additional regulatory prohibitions or limitations on our services or on foreign ownership of telecommunications companies. Inability to provide planned services could make it more difficult for us to compete in the affected markets. These issues could affect our ability to operate in targeted markets, and therefore impact our growth and strategy plans.



         IN CENTRAL AMERICAN MARKETS, GOVERNMENT-OWNED OR AFFILIATED TELECOMMUNICATIONS COMPANIES, WIRELINE MONOPOLY OPERATORS AND MULTINATIONAL TELECOMMUNICATION COMPANIES MAY HAVE SIGNIFICANT COMPETITIVE ADVANTAGES THAT WOULD HINDER THE DEVELOPMENT OF OUR WIRELESS BUSINESS THERE.


         In some markets in Central America, we may not be able to compete effectively against :


         o        incumbent government-owned telecommunications companies;



         o formerly government-owned companies in which the government may or may not retain a significant interest;



         o        wireline monopoly operators; and



         o        multinational telecommunications companies.



         We may be at a competitive disadvantage in these markets because these competitors may have:


         o        close ties with national regulatory authorities;

         o        control over connections to local telephone lines;

         o        larger customer base;


         o        greater managerial and technical talent;



         o        ability to cut prices;



         o        better name recognition;

         o        larger spectrum positions;

         o        greater managerial and technical talent;



         o        ability to cut prices;



         o        larger coverage areas than those of our operating companies;
            or



         o the ability to subsidize competitive services with revenues generated from other services they provide.



         For example, in Panama, Cable & Wireless plc has temporary exclusivity over wireline services and only an affiliate of BellSouth and Cable &
Wireless are licensed to provide wireless services. These competitors, among others, may adversely affect our ability to develop our wireless business in Central America.



         INITIALLY, OUR COVERAGE IN CENTRAL AMERICAN MARKETS WILL NOT BE AS EXTENSIVE AS THOSE OF OTHER WIRELESS SERVICE PROVIDERS IN OUR MARKETS, WHICH MAY LIMIT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.



         At first, we plan to provide wireless services only in the metropolitan areas and large business centers of Central America. Since our digital mobile networks will not initially offer nationwide coverage in the countries in which we are considering and our technology limits our potential roaming partners, we may not be able to compete effectively with other wireless providers in our markets.



         Many of the wireless providers in our targeted markets have entered into roaming agreements with each other, which permit these providers to offer coverage to their subscribers in each other's networks. While the iDEN technology that we will deploy is compatible with GSM technology (Global System for Mobile Communications), it is not compatible with any other wireless technology operating in our spectrum. As a result, we cannot enter into roaming agreements with the operators of these other networks. Our customers also will not be able to roam on other systems using technology identical to or compatible with ours where we do not have a roaming agreement. As a result, we will not be able to provide coverage to our subscribers outside of our planned operating digital mobile markets until:



         o we build out additional networks in areas outside our initially planned markets;



         o other operators deploy technology compatible to the technology that we will deploy in markets outside of our planned coverage areas and we enter into roaming agreements with those operators; or



         o handsets that can be used on both our wireless communications networks and networks deploying other technologies become available and we enter into roaming agreements with the operators of those networks.



         OUR EQUIPMENT IS MORE EXPENSIVE THAN THAT OF SOME COMPETITORS IN CENTRAL AMERICA MARKETS, WHICH MAY AFFECT OUR ABILITY TO ESTABLISH AND MAINTAIN A SIGNIFICANT SUBSCRIBER BASE.


         We will market multi-function digital handsets. The higher cost of our equipment, as compared to analog handsets and some digital handsets that do not incorporate a comparable multi-function capability, may make it more difficult or less profitable for us to attract customers. This may reduce our growth opportunities or profitability.


         WE MAY FACE DELAYS CONSTRUCTING OUR DIGITAL MOBILE NETWORK IN CENTRAL AMERICA WHICH WOULD HARM OUR OPERATIONS.



         We may not be able to complete our currently planned construction successfully or in a timely manner. If we do not, our ability to establish a subscriber base, improve the transmission quality of our digital mobile services and expand our service area could be impaired. It may be necessary to substantially change our proposed plans or otherwise alter our currently anticipated time frames or budgets because we are not able to:



         o        locate suitable sites for communications sites or towers;



         o obtain any required zoning variances or other governmental or local regulatory approvals;



         o        negotiate acceptable purchase, lease, or other agreements; or



         o        obtain quality supplies in a timely manner, if at all.



         We also may encounter delays caused by


         o frequency cross-interference with other radio spectrum users, including television stations;


         o        shortages of equipment or skilled labor;



         o        engineering or environmental problems;



         o        work stoppages;



         o        weather interference; and


         o        unanticipated cost increases.


         WE ARE NOT EXPERIENCED IN SELLING AND MARKETING IDEN SERVICES OR IN CENTRAL AMERICAN MARKETS WHICH COULD AFFECT OUR ABILITY TO ESTABLISH OR MAINTAIN A SIGNIFICANT SUBSCRIBER BASE.



         Once our digital mobile network operations are in place in a particular market, the development of a significant, quality subscriber base depends on the success of our sales and marketing efforts and the receptiveness of the marketplace to our services. We have limited experience in marketing iDEN services and local conditions in our target markets may require us to modify our sales and marketing efforts or rely, in part, on the efforts of independent dealers and distributors to market our services. If the sales and marketing teams of our operating companies and the independent dealers and distributors are not able to establish a large subscriber base consisting of quality customers in our new markets, our revenues will not grow as planned.


         SINCE WE RELY PRINCIPALLY ON ONE SUPPLIER TO IMPLEMENT OUR DIGITAL MOBILE NETWORKS, ANY FAILURE OF THAT SUPPLIER TO PERFORM COULD HURT OUR OPERATIONS.


         Motorola is currently our sole source for the iDEN digital network equipment and handsets used throughout our markets. If Motorola fails to deliver necessary technology improvements and enhancements and system infrastructure equipment and handsets on a timely, cost-effective basis, or discontinues providing this technology altogether we would not be able to service our existing subscribers or add new subscribers.



         MOTOROLA MAY SUPPLY IDEN TECHNOLOGY TO OTHER COMPANIES WHICH COULD NEGATIVELY AFFECT OUR COMPETITIVE POSITION IN THE CENTRAL AMERICA.



         Motorola, which supplies the iDEN system that we use in Central America, agreed that it would not sell iDEN technology to anybody else for use, before agreed upon dates, in Panama, Costa Rica, Guatemala, Honduras, El Salvador and Nicaragua. Its agreement was conditioned upon our placing orders for systems in each of those countries by specified dates. Except for Panama, we have not placed the orders necessary to preserve the head start afforded to us by Motorola's agreement. As a result, Motorola is free to provide the technology in those countries to anybody else. If it did so, we could lose an important competitive advantage to us.

         CONCERNS ABOUT HEALTH RISKS ASSOCIATED WITH WIRELESS EQUIPMENT MAY REDUCE THE DEMAND FOR OUR SERVICES.

         Portable communications devices have been alleged to pose health risks, including cancer, due to radio frequency emissions from these devices. The actual or perceived risk of mobile communications devices could adversely affect us through a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry. Studies performed by wireless telephone equipment manufacturers have investigated these allegations and additional studies are ongoing.

RISKS RELATING TO OUR PRINCIPAL MARKET, THE DOMINICAN REPUBLIC


         OUR FINANCIAL CONDITION AND RESULTS OF OPERATION COULD BE ADVERSELY AFFECTED BY DOWNTURNS IN THE DOMINICAN ECONOMY.



         Most of our operations are conducted in, and most of our customers are located in, the Dominican Republic. Accordingly, our financial condition and results of operations are substantially dependent on economic conditions in the Dominican Republic. While the Dominican Republic's GDP has grown every year since 1991, this growth may not continue in the future. Future developments in the Dominican economy could impair our ability to proceed with our business strategies, our financial condition or our results of operations. Our financial condition and results of operations also could be adversely affected by changes in economic or other policies of the Dominican government or other political or economic developments in or affecting the Dominican Republic, as well as regulatory changes or administrative practices of Dominican authorities, over which we have no control.



         POVERTY, SOCIAL UNREST AND SHORTAGES OF BASIC SERVICES IN THE DOMINICAN REPUBLIC COULD AFFECT THE USE OF TELECOMMUNICATIONS SERVICES, WHICH WOULD DECREASE OUR REVENUES.



         The Dominican Republic has widespread poverty. As recently as November 1997, the country experienced riots, partly as a result of price increases and shortages of water and electricity. Several state-owned companies have been privatized, including the country's state-owned electric utility company, and there can be no assurance that the implementation of these privatizations will not cause social unrest. Any increase of poverty, social unrest or shortage of basic services could adversely affect the use of telecommunications services.



         ALTHOUGH INFLATION IN THE DOMINICAN REPUBLIC HAS BEEN MODERATE SINCE 1990, INCREASES IN THE INFLATION RATE WOULD ADVERSELY AFFECT THE DOMINICAN REPUBLIC'S ECONOMY AND THE DEMAND FOR OUR TELECOMMUNICATIONS SERVICES.



         Inflation has moderated in the Dominican Republic since 1991, following an austerity program instituted by the Dominican government. According to the Central Bank, the annual rates of inflation were 3.9% for 1996, 8.4% for 1997, 7.8% for 1998, 5.1% for 1999 and 9.0% for 2000. However, the country has experienced high levels of inflation in the past, including an inflation rate of 79.9% for 1990. Any increase in the value of the U.S. dollar against the Dominican peso directly affects the Dominican Republic's inflation rate because the Dominican Republic relies heavily on imports from the United States of raw materials and consumer goods. High inflation levels could adversely affect the Dominican Republic's economy and reduce demand for telecommunications services.



         THE VOLATILITY AND DEPRECIATION OF THE DOMINICAN PESO AGAINST THE U.S. DOLLAR COULD REDUCE THE AMOUNT OF CASH WE WILL HAVE TO REPAY OUR INDEBTEDNESS OR FUND OUR OPERATIONS, INCLUDING THE PURCHASE OF TELECOMMUNICATIONS EQUIPMENT.


         For 1998, 1999 and 2000, we earned between 55% and 65% of our operating revenues in Dominican pesos and the remainder of our operating revenues in foreign currency, primarily in U.S.

dollars. The percentage of operating revenues in Dominican pesos could increase if we successfully increase our share in Dominican local markets in accordance with our strategy. The Dominican peso has depreciated in value against the U.S. dollar in the past and may be subject to fluctuations in the future. Most of our outstanding indebtedness is U.S. dollar-denominated and must be paid in U.S. dollars. Vendors of telecommunications equipment all require that we pay for equipment in U.S. dollars. The devaluation of the Dominican peso could affect adversely our ability to purchase U.S. dollars in order to service our debt obligations and pay our equipment vendors. Our purchase of substantial amounts of U.S. currency in Dominican markets could adversely affect the value of the Dominican peso in relation to the U.S. dollar, and make these purchases more costly for us.


RISKS RELATED TO THIS OFFERING

         THE PRICE OF OUR ADSs MAY DECLINE BEFORE OR AFTER THE SUBSCRIPTION RIGHTS EXPIRE.


         The public trading market price of our ADSs may decline after you exercise your subscription rights. If that occurs, you will have committed to buy ADSs at a price above the prevailing market price and you will have an immediate unrealized loss. Moreover, following the exercise of subscription rights you may not be able to sell your ADSs at a price equal to or greater than the subscription price. Until certificates are delivered upon expiration of this offering, you may not be able to sell the ADSs you purchase in this offering. Certificates representing our ADSs purchased will be delivered as soon as practicable after expiration of this offering.



         ONCE YOU EXERCISE YOUR SUBSCRIPTION RIGHTS, YOU MAY NOT REVOKE THE EXERCISE EVEN IF YOU NO LONGER DESIRE TO INVEST IN US.



         Once you exercise your subscription rights, you may not revoke the exercise. Therefore, even if circumstances arise after you have subscribed in the offering that eliminate your interest in investing in our ADSs, you will be required to purchase the ADSs for which you subscribed.



         GFN WILL OWN STOCK WITH A MAJORITY OF THE VOTING POWER AND WILL BE ABLE TO DETERMINE MANY DECISIONS CONCERNING US.



         GFN beneficially owns 11,486,720 shares of Class B stock having approximately 57% of our voting power and, in addition, 675,024 shares of Class A common stock. GFN's purchase of 1,648,184 shares of Class A Common Stock would increase its percentage of the voting power to approximately 55%, if all of the shares offered are subscribed, and to approximately 58% if none of the ADSs are subscribed for and o% if only GFN subscribes for Shares of Class A common stock. Motorola, the other shareholder with shares of Class B stock, beneficially owns approximately 37% of the voting power, which, if Motorola does not exercise its rights, will be reduced to approximately 36% if all of the ADSs offered are subscribed for and to approximately 36% if only GFN subscribes for shares of Class A common stock. Accordingly, GFN and Motorola are able to control the election of directors and all other matters which are subject to a vote of shareholders. This concentration of ownership may have the effect of delaying or preventing a change of control of TRICOM even if this change of control would benefit all of our shareholders.

         THE SHARES UNDERLYING YOUR ADRS MAY NOT BE VOTED IN THE MANNER YOU DIRECT, IF AT ALL.



         You may instruct The Bank of New York, the depositary of the ADRs, to vote the shares underlying your ADRs only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares represented by the ADRs. We have asked and intend to ask the depositary to ask you for voting instructions. However, you may not receive voting materials from the depositary in time to instruct it to vote your shares or for you to withdraw your shares. The depositary is not responsible for failing to carry out your voting instructions. Therefore, you may not have the ability to vote your shares and their may not be anything you can do to prevent it or correct it.

         WE HAVE A LARGE AMOUNT OF SHARES ELIGIBLE FOR FUTURE SALE, WHICH COULD HAVE A NEGATIVE IMPACT ON THE MARKET PRICE OF OUR ADSS.



         After this offering, GFN and Motorola will own a total of 19,144, 544 shares of our Class B stock, each of which is convertible into one share of Class A common stock. GFN also will own 7,648,189 shares of Class A common stock purchased with the $40 million that it previously advanced. We have also issued 3,375,000 shares of Class A common stock in our acquisition of TCN Dominican, a wholly-owned subsidiary of Telecable. GFN has purchased 675,024 of those shares from the Telecable shareholders. GFN, Motorola, and the former shareholders of Telecable have registration rights which would enable them to sell shares. We cannot predict the effect, if any, that future sales of ADSs, or the availability of shares for sale, would have on the market price prevailing from time to time. Sales by any of GFN, Motorola or the former shareholders of Telecable of substantial amounts of our ADSs in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock. A reduction in the market price of our ADSs could impair our ability to raise additional capital through future public offerings of our equity securities.

         THE OFFERING WILL RESULT IN THE REDUCTION OF BOOK VALUE PER SHARE AND IF YOU DO NOT FULLY SUBSCRIBE YOU WILL BE DISPROPORTIONATELY AFFECTED.



         If you do not subscribe for ADSs, your percentage ownership of TRICOM will be reduced. The market price of our ADSs is currently less than the book value per share at September 30, 2001, approximately $6.98 per share, and the book value per share will be reduced by the issuance of ADSs in this offering to approximately $6.59 per share, if only GFN subscribes for shares of Class A common stock, and $6.24 per share if we receive subscription for all the shares that we are offering. If you do not fully exercise your rights, your participation in the book value of the shares will be affected disproportionately to your pre-offering percentage ownership.

         IF YOU DO NOT ACT PROMPTLY AND FOLLOW INSTRUCTIONS CAREFULLY , YOU MAY NOT BE ABLE TO PARTICIPATE IN THIS OFFERING AND YOUR CURRENT INVESTMENT COULD BE DILUTED.



         Shareholders who desire to purchase shares in this rights offering must act promptly to ensure that all required forms and payments are actually received by our subscription agent, The Bank of New York, prior to the expiration date. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to your desired transaction, we may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received.


                           FORWARD LOOKING STATEMENTS

         Some things in this prospectus, or incorporated by reference in this prospectus, are known as "forward-looking statements," as that term is used in
Section 27A of this Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may relate to, among other things, future performance generally, business development activities, future capital expenditures, financing sources and availability and the effects of regulation and competition.

         When we use the words "believe," "intend," "expect," "may," "will," "should," "anticipate," or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we described strategy that involves risks or uncertainties, we are making forward-looking statements.

         We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face, including those set forth in the section of this prospectus called "Risk Factors." Those are representatives of factors that could affect the outcome of the forward-looking statements.

                               RECENT DEVELOPMENTS



CABLE ACQUISITION



         On October 26, 2001, we acquired the shares of TCN Dominicana, S.A., a wholly-owned Subsidiary of Telecable Nacional, C. por A., that owns and operates the largest multi-channel system in the Dominican Republic's pay-TV market including the concession granted by the Dominican government to operate a cable system. The transaction was valued at approximately $1,130 per subscriber equivalent or $63.7 million, payable $41.8 million in cash and with 3,375,000 shares of our Class A common stock.



         TCN Domincana is the leader of the Dominican cable TV market with a 43% market share, serving approximately 52,000 residential subscribers with approximately 150,000 homes passed and an additional 8,000 commercial customers. TCN Domincana operates primarily in the capital city of Santo Domingo, where, based on market information available to us, we believe it has a 90% market share, and the resort cities of Puerto Plata and La Romana. Approximately 70% of TCN Domincana's cable network has been recently upgraded to 750 MHz; and it is expected that the network will be fully upgraded by 2002. For the year ended December 31, 2000, Telecable had revenues of approximately $17.0 million, and earnings before taxes of approximately $2.9 million.



         On November 16 and 19, 2001, Indotel and we received notice of objections to the transfer of the concession granted to Telecable for the operation of its cable business. The objecting parties are two cable companies that operate networks in localities of the interior of the Dominican Republic and an association of cable companies from that region. The objections seem to allege that certain licenses granted to Telecable are invalid for lack of use. If Indotel were to decide in favor of the objections, it could invalidate the transfer of the concession and impose fines on us. We believe, based upon recent challenges to concessions transfers in which objections did not prevail, that it is unlikely that the objections will prevail. Moreover, TRICOM's own concession allows us to provide video and cable services, so that even if the objections are upheld, we believe that we could use our own concession to provide the cable services currently provided in reliance on the Telecable concession. However, it also is possible that Indotel would limit the areas in which we can provide services so that we do not compete in markets currently served by the companies that raised objections. Under the telecommunications regulations, we have ten days from the date of notice of an objection to respond. Thereafter, Indotel must decide to authorize or reject the transfer within the succeeding forty five days. Any decision by Indotel may be appended.



LITIGATION



         ALL AMERICA LITIGATION



         On August 13, 2001, Instituto Dominicano de Telecomunicaciones, or Indotel, the Dominican telecommunications regulator, issued an order, in response to a complaint filed by All America, a subsidiary of Centennial, that we are not dominant in the Dominican market and that the interconnection agreement we offered to All America was not discriminatory. The interconnection agreement that we offered to enter into with All America was the same as we entered into with France Telecom in the Dominican Republic and which, we understand, All America has with Codetel and which Codetel has with France Telecom. Indotel further ruled that if we granted to All America the economic concessions that it seeks from us, the allowance would create discrimination against other carriers in the Dominican Republic, violating the Dominican law and the Dominican constitution.



         On September 14, 2001, Indotel issued an order, in response to a motion submitted by All America for reconsideration of the August 13, that ratified the August 13 order and ordered us and All America to enter into an interconnection agreement on substantially the terms and conditions that we proposed.



         On September 4, 2001, Centennial and its affiliates filed a complaint against TRICOM USA Inc. with the United States Federal Communications Commission claiming that



         o We refused to provide Centennial's affiliate in the Dominican Republic with sufficient facilities and reasonable, nondiscriminatory terms for connecting traffic between ours and its network in the Dominican Republic.



         o Centennial should not pay to TRICOM, S.A. the market rate for terminating calls to TRICOM customers in the Dominican Republic determined by Indotel, approximately US$.042 per minute, but should pay $US.011 per minute; our refusal to agree to this rate is discriminatory; and even if Centennial pays the same international termination rate as TRICOM USA, TRICOM USA gets a benefit because it is affiliated with TRICOM, S.A.

         o        We engage in discriminatory behavior because other U.S.
                  carriers including TRICOM USA get better interconnection capacity from TRICOM, between the United States and the Dominican Republic than does Centennial.



         o We are harming competition in the United States by limiting the number of interconnection facilities we have made available to connect calls from Centennial's customers to ours, inflating the price for local termination of international traffic and refusing in general to deal with Centennial on a nondiscriminatory basis.



         o We are violating the conditions of the license granted to TRICOM USA by the FCC to operate as a facilities based carrier which provides that neither TRICOM USA nor any persons controlling it would participate in any favorable interconnection arrangements or special concessions not available to other U.S. carriers.



         Centennial requests that the FCC:



         o order TRICOM USA to cease accepting special concessions from TRICOM;



         o require TRICOM USA and TRICOM to provide adequate interconnection capacity to Centennial and reduce the access charge to a level consistent with costs;



         o find that TRICOM USA is liable to Centennial for damages to compensate Centennial for the losses that it suffered as a result of TRICOM's violations of law and the FCC's rules; and



         o revoke TRICOM USA's Section 214 license if TRICOM USA does not stop receiving special concessions from TRICOM



         We replied to Centennial's complaint with the FCC on October 13, 2001. We responded that:

         o Indotel is the regulator with jurisdiction over the complaint and Centennial is attempting to appeal the decision by Indotel in the action brought by All America against TRICOM in the Dominican Republic;

         o Centennial failed to provide any evidence that TRICOM USA accepts special concessions from TRICOM; and


         o The relief sought by Centennial is improper as TRICOM USA owns no facilities in the Dominican Republic and the FCC has no jurisdiction over TRICOM, which is the only entity that could provide the interconnection capacity sought by All America.

         We requested that the FCC reject jurisdiction over the matter or deny the relief sought by Centennial in its entirety.


         On November 13, 2001, Indotel informed us that it would impose monetary sanctions on All America if it did not execute within five days the interconnection agreement that we had proposed and which Indotel determined in August 2001, among other things, was not discriminatory.

         On November 19, 2001, All America executed the interconnection agreement that we had proposed.






BELLSOUTH LITIGATION



         On May 8, 2001, BSC of Panama, S.A., a subsidiary of BellSouth, which owns one of the two cellular telecommunications concessions granted by the Panamanian government, requested that the Panamanian regulator, ENTE REGULADOR DE LOS SERVICIOS PUBLICOS, or ENTE, investigate TRICOM Panama, for violations of the Telecommunications Act and the ENTE's regulations. BellSouth claimed that TRICOM Panama:



         o will use its iDEN based trunking services to provide cellular telecommunications services, in violation of our license; and



         o although we proved that our iDEN system has been modified to disable "hand off" capabilities, the fact that the equipment has these capabilities represents a breach of regulations and our license.



         The ENTE has not issued any ruling on BellSouth's request, but has stated publicly that Panamanian regulations do not limit the provision of mobile services to a particular technology.



         On August 24, 2001, BellSouth requested that the ENTE initiate a legal review before the Third Chamber of the Panamanian Supreme Court of Justice, of the interpretation given by the ENTE to the definition of "Conventional Trunking System Services." BellSouth alleges that the interpretation given by the ENTE to the definition of "Conventional Trunking System Services," found in Resolution No. JD-025 of December 12, 1996 violates several articles of the Telecommunications Act, including that the ENTE's interpretation allows a trunking service provider to use any mobile system, including any type of cellular systems, as long as the "Hand-Off" capabilities is disabled. BellSouth claims that this violates the Telecommunications Act, which states that cellular services are a Type A Service that can only be provided by BellSouth and the other holder of a Type A License, Cable & Wireless.



         The ENTE has replied that it only regulates services and not technology and that the definition of "Conventional Trunking System Services" protects the temporary exclusivity regime given to cellular services because it does not allow the participation of new cellular service providers in the Panamanian market. The license given to TRICOM Panama is for the operation of conventional trunking services which it plans to operate with the iDEN system.



         The legal review by the Third Chamber of the Panamanian Supreme Court of Justice requested by BellSouth cannot be undertaken until the Supreme Court resolves a constitutional review regarding the lack of procedure for it to undertake a legal review of the sort sought by BellSouth. To date, the Supreme Court has not indicated whether it will review the procedure.



         On August 28, 2001, BellSouth obtained a precautionary order from the Seventh Civil Court of the First Judicial Circuit requiring TRICOM Panama to cease all activity directly or indirectly related to the installation and supply of telecommunication services using Motorola's iDEN system. This order forms part of a tort claim, submitted by BellSouth on September 4, 2001, against TRICOM for US$20,000,000 for the possible damages that TRICOM Panama may cause BellSouth in the event that TRICOM Panama initiates operations of an iDEN-based trunking service.



         On September 11, 2001 TRICOM Panama submitted a motion before the Seventh Civil Court to substitute a bond for the precautionary order to cease its activities and at the same time appealed to the Superior Civil Chamber the precautionary order itself. On October 1, 2001, the Seventh Civil Court denied TRICOM Panama's motion and, on October 8, 2001, TRICOM Panama also appealed this decision to the Superior Civil Chamber. The TRICOM Panama defense is based on the following principles:



          o only the ENTE has by law the power to discontinue public utilities services;



          o this precautionary measure can only be applied to real property (not to personal property); and



          o there is no imminent damage that justifies the precautionary measure.



          On September 11, 2001, BellSouth submitted a complaint stating that TRICOM Panama was in default of the court order.



         TRICOM Panama also submitted a motion to the Seventh Civil Court to dismiss BellSouth's tort claim and to invalidate the precautionary order, due to the court's lack of jurisdiction over a matter that should be decided by the ENTE. On September 28, 2001, TRICOM Panama filed a US$1,000,000 damages counterclaim against BellSouth for the public campaign set against TRICOM Panama by BellSouth and for the unfounded investigation requested before the ENTE.



          We believe, based on the advice of our Panamanian legal counsel, that BellSouth should not succeed in its claims because:



          o BellSouth cannot claim any damages caused by TRICOM Panama activities, since TRICOM Panama operations are protected under a legitimate Conventional Trunking System Services license.



          o The Ente is the only authority empowered to declare that the telecommunications services to be provided by TRICOM Panama are not conventional trunking services, or that the iDEN system cannot be used to provide conventional trunking services.



          o TRICOM Panama has yet to finish installation of their telecommunication equipment and has not begun to advertise or offer their services, therefore, BellSouth cannot prove any possible damages derived from TRICOM Panama's operations.



         On November 5, 2001, TRICOM Panama requested that the ENTE investigate BellSouth for violations of the Telecommunications Act and its concession agreement on account of the failure of BellSouth to:

         o        recognize the jurisdiction of the ENTE;

         o follow proper procedure in connection with the precautionary measure it obtained; and

         o        provide interconnection.


         On November 13, 2001, upon the request of BellSouth, the Seventh Civil Court issued an order giving notice to Cable & Wireless of the precautionary order issued against TRICOM Panama in August 2001. TRICOM Panama and Cable & Wireless have negotiated the terms of an interconnection agreement.

         On November 16, 2001, TRICOM Panama sought protection from the Superior Tribunal of the Supreme Court on account of the August precautionary order which violated its constitutional right to due process and trial before a body of competent jurisdiction.

                                 CAPITALIZATION


         The following table sets forth at September 30, 2001 our capitalization (1) at such date, and (2) as adjusted to reflect the rights offering, the subscription by GFN and the application by us of the estimated net proceeds assuming the subscription by GFN only, and by GFN and the exercise of all rights in this offering on a fully subscribed basis.

                                                                       SEPTEMBER 30, 2001
                                                              ----------------------------------------
                                                                         (IN THOUSANDS)


                                                                          AS ADJUSTED  AS ADJUSTED FOR
                                                                            FOR GFN     THIS OFFERING
                                                                         SUBSCRIPTION       FULLY
                                                                ACTUAL       ONLY        SUBSCRIBED(2)
                                                              ---------  ------------- ---------------
Total short-term debt (including current portion of
      long-term debt and capital leases) (3) ..............   $ 162,939    $ 162,939     $ 162,939

Long term debt:
      Bank loans (4) ......................................      73,184       73,184        73,184
      11 3/8% senior notes due 2004 .......................     200,000      200,000       200,000
      Capital leases ......................................      14,512       14,512        14,512
                                                              ---------    ---------     ---------
         Total long-term debt and capital leases (3)(4)....     287,691      287,696       287,696

Shareholders' equity:
      Class A common stock, RD$10 par value, 9,700,000,
         17,348,184, and 29,961,968 shares issued and
         outstanding actual, partially subscribed and fully
         subscribed (4) ...................................       6,210       10,754        18,249
      Class B stock, RD$10 par value, 19,144,544 shares
         issued and outstanding ...........................      12,595       12,595        12,595
      Additional paid-in-capital ..........................     160,735      195,190       253,666
      Additional investment of capital ....................      40,000           --            --
      Retained earnings ...................................      23,927       23,927        23,927
      Equity adjustment for foreign currency translation ..      (2,024)      (2,024)       (2,024)
                                                              ---------    ---------     ---------
      Total shareholders' equity ..........................     241,443      240,444       306,414
         Total capitalization (including total short-term
      debt) ...............................................   $ 692,079    $ 691,079     $ 757,049
                                                              =========    =========     =========


------------





(1) As Adjusted for this Offering Partially Subscribed assumes that only GFN exercises its subscription rights resulting in estimated net proceeds of $39 million.



(2) As Adjusted for this Offering Fully Subscribed gives effect to the net proceeds of the sale of all of the ADSs that we are offering resulting in estimated net proceeds of $105 million.



(3) At September 30, 2001, we had available $56.0 million of additional borrowing capacity under our credit facilities and capital leases.




(4) Does not include 3,375,000 Shares of Class A Common Stock issued as partial consideration for acquisition of Telecable Nicionel C.por A. and $27.2 million in long term debt incurred in connection with the acquisition.

          PRICE RANGE OF AMERICAN DEPOSITARY SHARES AND DIVIDEND POLICY


         Our ADSs are traded on the New York Stock Exchange under the symbol "TDR". Shares of Class A common stock are not traded on any other exchange or automated quotation system. At September 30, 2001, there were 28 record holders in the United States of the ADSs.


         The following tables provides the high and low prices for the ADSs on the New York Stock Exchange for (1) 1998, the year in which we completed our initial public offering, (2) each quarter of our two most recent full fiscal years, each of the first two quarters this year and the third quarter to date and (3) each of the most recent six months.


                                                                             NEW YORK STOCK EXCHANGE
                                                                 -----------------------------------------------
                                                                           HIGH                   LOW
                                                                    -----------------     ------------------
YEAR ENDED DECEMBER 31, 1998..............................                12 9/16                3 7/16


YEAR ENDED DECEMBER 31, 1999

First Quarter.............................................                 9                     6

Second Quarter............................................                11 5/8                 6 13/16

Third Quarter.............................................                12 7/16                7 9/16

Fourth Quarter............................................                22 5/8                 7 5/8

YEAR ENDED DECEMBER 31, 2000

First Quarter.............................................                28 1/2                16 1/2

Second Quarter............................................                22 3/8                13 3/4

Third Quarter.............................................                19 1/2                14 1/8

Fourth Quarter............................................                16 1/2                 6 11/20

YEAR ENDING DECEMBER 31, 2001

First Quarter.............................................                12.46                  7.00

Second Quarter............................................                 7.80                  6.00

Third Quarter.............................................                 6.70                  5.30

Fourth Quarter (through November 19)......................                 5.75                  4.80

May.......................................................                 6.90                  6.25

June......................................................                 7.40                  6.00

July......................................................                 6.70                  5.80

August....................................................                 6.26                  5.50

September.................................................                 5.89                  5.30

October...................................................                 5.75                  4.80

                                 USE OF PROCEEDS


         We will use the net proceeds from this offering for general corporate purposes, including to fund in part the acquisition of TCN Dominicana, S.A., a wholly owned subsidiary of Telecable, and for working capital. The purchase price, approximately $63.7 million, is payable $41.8 million in cash and by the issuance of 3,375,000 shares of Class A common stock.

         Our gross proceeds from the rights offering depend on the number of shares that are purchased. If all of the subscription rights offered by this prospectus are exercised, then we will receive proceeds of approximately $105 million in cash, including amounts previously advanced to us by GFN.

                                  THIS OFFERING


      BEFORE EXERCISING ANY RIGHTS, YOU SHOULD READ CAREFULLY THE INFORMATION SET FORTH UNDER THE "RISK FACTORS" BEGINNING ON PAGE 10.


THE RIGHTS


         As soon as practicable after the date of this prospectus, we are distributing, at no charge, to holders of our ADSs, Class A common stock and Class B stock as of 5:00 p.m., New York City time, on the record date of December 10, 2001, 0.629 non-transferable subscription rights to purchase additional ADSs for every ADS, share of Class A common stock and share of Class B stock owned at that time. You will not receive fractional subscription rights, but instead we will round your number of subscription rights down to the nearest whole number. Each right entitles you to purchase one ADS for the subscription price. On July 25, 2001, the day on which we announced this offering, the last reported sales price for our ADSs on the NYSE was $6.00 per share. On November 29, 2001, the day we announced the subscription price, the last reported sales price for our ADSs on the NYSE was $4.99 per share.

RECORD DATE

         December 10, 2001 at 5:00 p.m., New York City time. Only our shareholders as of the record date will receive rights to subscribe for new ADSs. This includes both holders of Class A common stock and of Class B stock, which is identical in all respects to our Class A common stock except that each share of Class B stock has ten votes per share. The Bank of New York as depository, is the record holder of all shares of Class A common stock represented by ADSs. We have instructed the Bank of New York to make these rights available to holders of our ADSs.


SUBSCRIPTION PRICE

         The subscription price is $5.23 per ADS, payable in cash. All payments must be cleared on or before the expiration date.


BASIC SUBSCRIPTION PRIVILEGE


         You are entitled to purchase one newly-issued ADS at the subscription price for each right exercised.


OVERSUBSCRIPTION PRIVILEGE



         If you exercise your basic subscription privilege in full, you may also subscribe for additional shares that other shareholders have not purchased under their basic subscription privilege. You may purchase a percentage of the unsubscribed shares equal to your percentage ownership of our Class A common stock (including shares represented by ADSs) and Class B stock on the record date. If there are not enough shares available to fill all such subscriptions for additional shares, the available shares will be allocated pro rata based on the number of shares each subscriber for additional shares has purchased under the basic subscription privilege. We will not allocate to you more than the number of shares you have actually subscribed and paid for.



         You are not entitled to exercise the oversubscription privilege unless you have fully exercised your basic subscription privilege. For this purpose, you would only count the shares you own in your own name, and not other shares that might, for example, be jointly held with a spouse, held as a custodian for someone else, or held in an individual retirement account.



         You can elect to exercise the oversubscription privilege only at the same time you exercise your basic subscription privilege in full.

         In exercising the oversubscription privilege, you must pay the full subscription price for all the shares you are electing to purchase. If we do not allocate to you all of the shares you have subscribed for under the oversubscription privilege, we will refund by mail to you any payment you have made for shares which are not available to issue to you, promptly after completion of this offering. Interest will not be payable on amounts refunded.



         Banks, brokers and other nominees who exercise the oversubscription privilege on behalf of beneficial owners of shares must report certain information to the subscription agent, The Bank of New York, and us and record certain other information received from each beneficial owner exercising rights. Generally, banks, brokers and other nominees must report



         o the number of shares held on the record date on behalf of each beneficial owner;



         o the number of rights as to which the basic subscription privilege has been exercised on behalf of each beneficial owner;



         o that each beneficial owner's basic subscription privilege held in the same capacity has been exercised in full; and



         o the number of shares subscribed for under the oversubscription privilege by each beneficial owner.



         If you complete the portion of the subscription certificate to exercise the oversubscription privilege, you will be representing and certifying that you have fully exercised your basic subscription privilege as described above. You must exercise your oversubscription privilege at the same time you exercise your basic subscription privilege.



REASONS FOR OFFERING.



         We are seeking additional equity. GFN, one of our major shareholders, has committed to provide to us $40 million in additional equity. Our board of directors has chosen to give you the opportunity to buy more shares on the same basis as GFN. GFN already has advanced funds to us on an interest-free basis which will be used to subscribe for ADSs on the same terms and conditions offered to all shareholders. The shares to be received by GFN, however, will not be registered under the U.S. Securities Act of 1933.


THE BOARD MAKES NO INVESTMENT RECOMMENDATIONS TO SHAREHOLDERS.

         Our board of directors has approved but does not make any recommendation to you about whether you should exercise any rights. In making the decision to exercise or not exercise your rights, you must consider your own best interests.


         If you choose not to exercise your subscription rights in full, your relative ownership interest in us will be diluted. In addition, our book value per share at September 30, 2001 was approximately $6.98 per share and the book value per share will be reduced by the issuance of ADSs in this offering to approximately $6.24 per share, if we receive subscriptions for all ADSs that we are offering. If you exercise rights, you risk investment loss on new money invested. The trading price of our ADSs may decline below the subscription price. We cannot assure you that the subscription price will remain below any trading price for our ADSs or that its trading price will not decline to below the subscription price during or after this offering.
For a summary of some of the risks a new investment would entail, see "Risk Factors" beginning on page 10.


EXPIRATION TIME AND DATE.

         The rights expire on December 27, 2001, at 5:00 p.m., New York City time. We have the option of extending the expiration date for any reason, although presently we do not intend to do so. Rights not exercised by the expiration date will be null and void.


         In order to exercise rights in a timely manner, you must ensure that the subscription agent actually receives, prior to expiration of the rights, the properly executed and completed subscription certificate together with full payment for all ADSs you wish to purchase.


NO REVOCATION


         You are not allowed to revoke or change your exercise of rights after you send in your subscription forms and payment, even if you later learn information about us that you consider to be unfavorable.


DETERMINATION OF SUBSCRIPTION PRICE

         The subscription price is $5.23 per ADS. Our board of directors determined the per ADS subscription price based upon a number of factors including:


         o GFN's commitment to exercise its rights in full valued at $40 million;


         o        the historic and current market price of our ADSs;

         o the difficult market conditions prevailing for the raising of equity capital;

         o        our business prospects;

         o        our operating history;

         o        general conditions in the securities market;

         o        our need for capital;

         o        alternatives available to us for raising capital;

         o        the amount of proceeds desired; and

         o        general economic, business and market conditions.

         The $5.23 per share price should not be considered an indication of the actual value of our ADSs. You may not be able to sell ADSs purchased during this offering at a price equal to or greater than $5.23 per share. We have neither sought, nor obtained, any valuation opinion from outside financial advisors or investment bankers.

TRANSFERABILITY OF SUBSCRIPTION RIGHTS

         Only you may exercise the subscription privilege. You may not sell, give away or otherwise transfer the subscription privilege. The rights will not be listed for trading on any stock exchange.

EXTENSION, WITHDRAWAL AND AMENDMENT


         We have the option of extending the period for exercising your rights, although we do not intend to do so at this time. We also reserve the right to withdraw or terminate this offering at any time for any reason. In the event that this offering is withdrawn or terminated, all funds received from subscriptions will be returned promptly. We will not pay interest on any returned funds. We will notify shareholders if we extend, withdraw or terminate this offering by issuing a press release and filing that press release with the Securities and Exchange Commission as an exhibit to a Form 6-K.


         We reserve the right to amend the terms of this offering. If we make an amendment that we consider significant, we will


         o mail notice of the amendment to all shareholders of record as of the record date,



         o        extend the expiration date by at least ten days and



         o offer all subscribers no less than ten days to revoke any subscription already submitted.


o The extension of the expiration date will not, in and of itself, be treated as a significant amendment for these purposes.


MAILING OF  SUBSCRIPTION CERTIFICATES AND RECORD HOLDERS



         We are sending a subscription certificate to each record holder along with this prospectus and related instructions to evidence the rights. In order to exercise rights, you must fill out and sign the subscription certificate and timely deliver it with full payment for the shares to be purchased. Only the holders of record of our ADSs, Class A common stock and Class B stock as of the close of business as of the record date may exercise rights. You are a record holder for this purpose only, in the case of holders of ADSs, if your name is registered as a holder with our depositary, The Bank of New York, as of the record date.



         A depository bank, trust company or securities broker or dealer which is a record holder for more than one beneficial owner of shares may divide or consolidate subscription certificates to represent shares held as of the record date by their beneficial owners, upon proper showing to the subscription agent.


         If you own shares held in a brokerage, bank or other custodial or nominee account, in order to exercise your rights you must promptly send the proper instruction form to the person holding your shares. Your broker, dealer, depository or custodian bank or other person holding your shares is the record holder of your shares and will have to act on your behalf in order for you to exercise your rights. We have asked your broker, dealer or other nominee holders of our shares to contact the beneficial owners to obtain instructions concerning rights the beneficial owners it represents are entitled to exercise.

FOREIGN AND UNKNOWN ADDRESSES


         We are not mailing subscription certificates to shareholders whose addresses are outside the United States or who have an APO or FPO address. In those cases, the subscription certificates will be held by the subscription agent for those shareholders. To exercise their rights, these shareholders must notify the subscription agent prior to 11:00 a.m., New York City time, on the third business day prior to the expiration date.


RIGHT TO BLOCK EXERCISE DUE TO REGULATORY ISSUES


         We reserve the right to refuse the exercise of rights by any holder of rights who would, in our opinion, be required to obtain prior clearance or approval from any Dominican or U.S. state or federal or regulatory authorities for the exercise of rights or ownership of additional shares if, at the expiration date, this clearance or approval has not been obtained. We are not undertaking to pay any expenses incurred in seeking such clearance or approval.

         We are not offering or selling, or soliciting any purchase of, shares in any state or other jurisdiction in which this offering is not permitted. We reserve the right to delay the commencement of this offering in certain states or other jurisdictions if necessary to comply with local laws. However, we may elect not to offer rights to residents of any state or other jurisdiction whose law would require a change in this offering in order to carry out this offering in such state or jurisdiction.

PROCEDURES TO EXERCISE RIGHTS


         Please do not send subscription certificates or related forms to us. Please send the properly completed and executed form of subscription certificate with full payment to the subscription agent for this offering, The Bank of New York.



         You should read carefully the subscription certificate and related instructions and forms which accompany this prospectus. You should call 1(800) 628-8510 or collect at 1(212) 269-5550, D.F. King & Co., Inc., the information agent for this offering, at the address and telephone number listed below under the caption "This Offering - Questions and Assistance Concerning the Rights" promptly with any questions you may have.


         You may exercise your rights by delivering to the subscription agent, at the address specified below and in the instructions accompanying this prospectus, on or prior to the expiration date:



         Properly completed and executed subscription certificate(s) which evidence your rights. See "The Offering - Delivery of Subscription Certificate" below for instructions on where to send these.


         o        Any required signature guarantees.


         o Payment in full of the subscription price for each newly issued ADS you wish to purchase under the subscription privilege and the oversubscription privilege. See "This Offering - Required Forms of Payment of Subscription Price" below for payment instructions.


REQUIRED FORMS OF PAYMENT OF SUBSCRIPTION PRICE

         The subscription price is $5.23 per ADS subscribed for, payable in cash. All payments must be cleared on or before the expiration date.

         If you exercise any rights, you must deliver to the subscription agent full payment in the form of a personal check, certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order, payable to The Bank of New York, subscription agent.



         In order for you to timely exercise your rights, the subscription agent must actually receive the subscription price before the expiration date.



         Funds paid by uncertified personal check may take at least five business days to clear. Accordingly, if you pay the subscription price by means of uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and the payment is received before such date. We are not responsible for any delay in payment by you and suggest that you consider payment by means of certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order.



DELIVERY OF SUBSCRIPTION  CERTIFICATES



         All subscription certificates, payments of the subscription price and nominee holder certifications and DTC participant oversubscription exercise forms, to the extent applicable to your exercise of rights, must be delivered to the subscription agent, The Bank of New York, as follows:

           BY MAIL:                                BY HAND:
 Tender & Exchange Department                 The Bank of New York
        P.O. Box 11248                    Tender & Exchange Department
     Church Street Station              c/o The Depository Trust Company
 New York, New York 10286-1248                   55 Water Street
                                             Jenrette Park Entrance
                                            New York, New York 10041

     BY OVERNIGHT COURIER:                        BY FACSIMILE:

     The Bank of New York              (For Eligible Institutions Only)
 Tender & Exchange Department                    (973)-247-4511
      385 Rifle Camp Road
West Paterson, New Jersey 07424           FOR CONFIRMATION OF FACSIMILE,
                                                   TELEPHONE:
                                                 (973)-247-4076


INCOMPLETE FORMS; INSUFFICIENT PAYMENT


         If you do not indicate on your subscription certificate the number of rights being exercised, or do not forward sufficient payment for the number of rights that you indicate are being exercised, then we will accept the subscription forms and payment only for the maximum number of rights that may be exercised based on the actual payment delivered. We will make this determination as follows: (1) you will be deemed to have exercised your basic subscription privilege to the full extent of the payment received, and (2) if any funds remain, you will be deemed to have exercised your oversubscription privilege to the extent of the remaining funds. We will return any payment not applied to the purchase of ADSs under this offering promptly. Interest will not be payable on amounts refunded.


PROHIBITION ON FRACTIONAL SHARES


         Each right entitles you to purchase one ADS at the subscription price. We will accept any inadvertent subscription indicating a purchase of fractional ADSs by rounding down to the nearest whole ADS and refunding without interest any payment received for a fractional ADS promptly.


INSTRUCTIONS TO NOMINEE HOLDERS

         If you are a broker, trustee or depository for securities or other nominee holder for beneficial owners of our ADSs, we are requesting that you contact such beneficial owners as soon as possible to obtain instructions and related certifications concerning their rights. Our request to you is further explained in the suggested form of letter of instructions from nominee holders to beneficial owners accompanying this prospectus.


         To the extent so instructed, nominee holders should complete appropriate subscription certificates on behalf of beneficial owners and, in the case of any exercise of the oversubscription privilege, the related form of "Nominee Holder Certification" and submit them on a timely basis to the subscription agent, The Bank of New York, with the proper payment.



RISK OF LOSS ON DELIVERY OF SUBSCRIPTION  CERTIFICATE FORMS AND PAYMENTS



         Each holder of rights bears all risk of the method of delivery to the subscription agent of subscription certificates and payments of the subscription price.



         If subscription certificates and payments are sent by mail, you are urged to send these by registered mail, properly insured, with return receipt requested, and to allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration date.

         Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check or bank draft drawn upon a U.S. bank, or a U.S. postal money order.


HOW PROCEDURAL AND OTHER QUESTIONS ARE RESOLVED


         We are entitled to resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of rights. Our determination of such questions will be final and binding. We, in our reasonable discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right because of any defect or irregularity.



         Subscription certificates will not be considered received or accepted until all irregularities have been waived or cured within such time as we determine in our reasonable discretion. Neither we nor the subscription agent have any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or any other required document. Neither we nor the subscription agent will incur any liability for failure to give such notification.


         We reserve the right to reject any exercise of rights if the exercise does not comply with the terms of this offering or is not in proper form or if the exercise of rights would be unlawful or materially burdensome.

ISSUANCE OF CERTIFICATES


         Certificates for ADSs purchased in this offering will be issued as soon as practicable after the expiration date. The subscription agent will deliver subscription payments to us only after consummation of this offering and the issuance of certificates to our shareholders that exercised rights. Unless you instruct otherwise in your subscription certificate form, ADSs purchased by the exercise of rights will be registered in the name of the person exercising the rights.


SHARES OF CLASS A COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING


         Assuming we issue all of the ADSs, each of which represents one share of Class A common stock, offered in the rights offering, approximately
33.4 shares of Class A common stock will be issued and outstanding. This would represent a approximately a 62% increase in the number of outstanding shares of Class A common stock as of the date of this prospectus. Even if no other shareholders exercise their subscription rights, GFN has committed to purchase a total of approximately 7.7 million shares of Class A common stock from us, in which case we will have approximately 20.8 million shares of Class A Common Stock outstanding after the rights offering. IF YOU DO NOT EXERCISE YOUR SUBSCRIPTION PRIVILEGE, THE PERCENTAGE OF OUR CLASS A COMMON STOCK THAT YOU HOLD WILL DECREASE.

FEES AND EXPENSES

         We will pay all fees charged by the subscription agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. Neither we nor the subscription agent will pay these expenses.


         We will pay the issuance fees to the depositary, which would be in the amount of US$5.00 per 100 ADSs issued.


SUBSCRIPTION AGENT


         We have appointed The Bank of New York as subscription agent for the rights offering. The subscription agent's address for packages sent by mail or overnight delivery is:

          BY MAIL:                                         BY HAND:
Tender & Exchange Department                         The Bank of New York
       P.O. Box 11248                             Tender & Exchange Department
    Church Street Station                       c/o The Depository Trust Company
New York, New York 10286-1248                            55 Water Street
                                                     Jenrette Park Entrance
                                                    New York, New York 10041



                            BY OVERNIGHT COURIER:

                             The Bank of New York
                         Tender & Exchange Department
                             385 Rifle Camp Road
                       West Paterson, New Jersey 07424



         The subscription agent's telephone number is (973)-247-4076 and its facsimile number is (973)-247-4077. You should deliver your subscription certificate and payment of the subscription price to the subscription agent. We will pay the fees and specified expenses of the subscription agent, which we estimate will total $[_______]. We have also agreed to indemnify the subscription agent from any liability, which it may incur in connection with the rights offering.


                                    IMPORTANT


         PLEASE CAREFULLY READ THE INSTRUCTIONS ACCOMPANYING THE SUBSCRIPTION CERTIFICATE AND FOLLOW THOSE INSTRUCTIONS IN DETAIL. DO NOT SEND SUBSCRIPTION CERTIFICATES DIRECTLY TO US. YOU ARE RESPONSIBLE FOR CHOOSING THE PAYMENT AND DELIVERY METHOD FOR YOUR SUBSCRIPTION CERTIFICATE, AND YOU BEAR THE RISKS ASSOCIATED WITH SUCH DELIVERY. IF YOU CHOOSE TO DELIVER YOUR SUBSCRIPTION CERTIFICATE AND PAYMENT BY MAIL, WE RECOMMEND THAT YOU USE REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED. WE ALSO RECOMMEND THAT YOU ALLOW A SUFFICIENT NUMBER OF DAYS PRIOR TO [_______________], 2001. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, WE STRONGLY URGE YOU TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIER'S CHECK OR BANK DRAFT DRAWN UPON A U.S. BANK, OR A U.S. POSTAL MONEY ORDER.


QUESTIONS AND ASSISTANCE CONCERNING THE RIGHTS


         If you have any questions or need assistance concerning the procedure for exercising subscription rights, or if you would like additional copies of this prospectus or the instructions, you should contact us or the information agent:



                      TRICOM,  S.A.                             D.F. King & Co., Inc.
                Ave. Lope de Vega No. 95                           77 Water Street
            Santo Domingo, Dominican  Republic                    New York, NY 10005
               Attention: Investor Relations                       (800) 628-8510
                   (809) 476-4044/4012                             (212) 269-5550



                   DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

AMERICAN DEPOSITARY RECEIPTS

         The Bank of New York will issue the American Depositary Receipts or ADRs evidencing ADSs. Each ADS represents one share of Class A common stock. We will deposit the shares of Class A common stock (or the right to such shares) to be issued in this offering with the New York office of The Bank of New York which we refer to as the custodian. Each ADR will also represent securities, cash or other property deposited, from time to time, with The Bank of New York but not distributed to ADR holders. The Bank of New York's Corporate Trust office is located at 101 Barclay Street, New York, NY 10286, and its principal executive office is located at One Wall Street, NY, NY 10286 (temporarily located at One Wall Street, NY, NY 10286).


         You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

         Because The Bank of New York actually holds the shares, you must rely on it to exercise the rights of a shareholder. Our obligations and the obligations of The Bank of New York are set out in an agreement among TRICOM, The Bank of New York and you, as an ADR holder. The agreement and the ADRs are generally governed by New York law.


         The following is a summary of the agreement. We encourage you to read the entire agreement and the ADR. Directions on how to obtain copies of these are provided in the section entitled "Where You Can Find More Information."


SHARE DIVIDENDS AND OTHER DISTRIBUTIONS

         The Bank of New York has agreed to pay to you the cash dividends or other distributions it receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

         CASH. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis, and, subject to Dominican Republic law, can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the Dominican Republic government is needed and cannot be obtained, the agreement allows The Bank of New York to distribute the Dominican pesos only to those ADR holders to whom it is possible to do so. It will hold the Dominican pesos it cannot convert for the account of the ADR holders who have not been paid. It will not invest the Dominican pesos and it will not be liable for the interest.

         Before making a distribution, any withholding taxes that must be paid under Dominican Republic law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the Dominican pesos, you may lose some or all of the value of the distribution.

         SHARES. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to use a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

         RIGHTS TO RECEIVE ADDITIONAL SHARES. If we offer holders of our shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

         If The Bank of New York makes rights available to you, upon instruction from you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

         U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for the changes needed to put the restrictions in place.

         OTHER DISTRIBUTIONS. The Bank of New York will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

         The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act of 1933. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

DEPOSIT, WITHDRAWAL AND CANCELLATION

         The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with it. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its Corporate Trust office to the persons you request.

         You may turn in your ADRs at The Bank of New York's Corporate Trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its Corporate Trust office.

VOTING RIGHTS

         You may instruct The Bank of New York to vote the shares underlying your ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you won't be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

         If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you, on a certain date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of

New York must receive them on or before the date specified. The Bank of New York will try, as far as practical, subject to Dominican Republic law and the provisions of our by-laws, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

         We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

FEES AND EXPENSES

ADR HOLDERS MUST PAY:                                                                  FOR:
--------------------
$5.00 (or less) per 100 ADSs........................         Each issuance of an ADS, including as a result of a
                                                             distribution of shares or rights or other property.
                                                             Each cancellation of an ADS, including if the deposit
                                                             agreement terminates.

$.02 (or less) per ADS..............................         Any cash payment, except for distributions of cash
                                                             dividends.

Registration of Transfer Fees.......................
                                                             Transfer and registration of shares on the share
                                                             register of the Foreign Registrar from your name to
                                                             the name of The Bank of New York or its agent when you
                                                             deposit or withdraw shares.

Expenses to The Bank of New York....................         Conversion of Dominican pesos to U.S. dollars.  Cable,
                                                             telex and facsimile transmission expenses.

Taxes and other governmental charges The Bank of
New York or the custodian have to pay on any ADS
or share underlying an ADS, for example, stock
transfer taxes, stamp duty or withholding
taxes...............................................         As necessary


 PAYMENT OF TAXES


         You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

RECLASSIFICATIONS, RECAPITALIZATIONS AND MERGERS

         If we (1) change the nominal or par value of our shares, (2) reclassify, split up or consolidate any of the deposited securities, (3) distribute securities on the shares that are not distributed to you, or (4) recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action, then the cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities unless additional ADRs are delivered pursuant to the following sentence. The Bank of New York may, and will if we ask it to, issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs, identifying the new deposited securities.

AMENDMENT AND TERMINATION

         We may agree with The Bank of New York to amend the agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices an important right of ADR holders, it will only become effective 30 days after The Bank of New York notifies you of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the agreement is amended.

         The Bank of New York will terminate the agreement if we ask it to do so. The Bank of New York may also terminate the agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, The Bank of New York must notify you at least 90 days before termination.

         After termination, The Bank of New York and its agents will be required to do only the following under the agreement


         o        advise you that the agreement is terminated and


         o collect distributions on the deposited securities and deliver shares and other deposited securities upon cancellation of ADRs.

                  o At any time after the expiration of one year after the date of termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York's only obligations will be to account for the proceeds of the sale and other cash. After termination, our only obligations will be with respect to indemnification and to pay certain amounts to The Bank of New York.

INSPECTION OF TRANSFER BOOKS

         The Bank of New York will maintain at its transfer office in the Borough of Manhattan, the City of New York, facilities for the execution and delivery, registration of transfer, combination or split-up of ADRs and a register for the registration of ADRs and the registration of the transfer of ADRs that at reasonable times will be open for inspection by us and the holders of ADRs, provided that such inspection shall not be for the purpose of communication with holders of ADRs in the interest of a business or object other than our business or a matter related to the ADRs.

LIMITATIONS ON OBLIGATIONS AND LIABILITY TO ADR HOLDERS

         The agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. TRICOM and The Bank of New York:

         o are only obligated to take the actions specifically set forth in the agreement without negligence or bad faith;

         o are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the agreement;

         o are not liable if either exercises discretion permitted under the agreement;

         o have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the agreement on your behalf or on behalf of any other party; and

         o may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.


         NONE OF THESE LIMITATIONS AFFECTS INVESTOR RIGHTS UNDER THE UNITED STATES FEDERAL SECURITIES LAWS.


         In the agreement, TRICOM and The Bank of New York agree to indemnify each other under certain circumstances.

REQUIREMENTS FOR DEPOSITARY ACTIONS

         Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or process the withdrawal of any shares, The Bank of New York may require:

         o payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

         o production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

         o compliance with regulations it may establish, from time to time, consistent with the agreement, including presentation of transfer documents.

         The Bank of New York may refuse to deliver, transfer, or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if we or The Bank of New York thinks it advisable to do so.

         You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

         o when temporary delays arise because: (1) The Bank of New York or TRICOM has closed its transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) TRICOM is paying a dividend on the shares;

         o when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

         o when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

         This right of withdrawal may not be limited by any other provision of the agreement.

PRE-RELEASE OF ADRS

         In certain circumstances, subject to the provisions of the agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs (even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:


         o before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;



         o the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and



         o The Bank of New York must be able to close out the pre-release on not more than five business days' notice.



o In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.



                    TAX CONSIDERATIONS OF THE RIGHTS OFFERING



DOMINICAN REPUBLIC TAX CONSIDERATIONS



         In the opinion of our Dominican law firm, Pellerano & Herrera, the discussion below sets forth the material Dominican Republic income tax consequences of this offering to the holders of our ADSs, Class A common stock and Class B stock with respect to the distribution of the rights, which for the purposes of this tax discussion includes oversubscription rights, to them and of the exercise of such rights.



         ISSUANCE OF RIGHTS



         You will not recognize taxable income for Dominican income tax purposes upon distribution of the rights.



         LAPSE OF THE RIGHTS



         If you own shares of Class A common stock and allow your rights received to lapse, no gain or loss will be recognized and the basis in the shares upon which you received a distribution of the rights will be the same as it was immediately prior to the distribution of the rights.



         EXERCISE OF RIGHTS; SALE OF SHARES



         You will not recognize any gain or loss upon the exercise of your rights. The basis of the shares acquired through your exercise of the rights will be equal to the subscription price paid for the shares acquired through exercise of the rights. If you sell your shares acquired through the exercise of the rights, you may recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your basis in the shares, adjusted for inflation. Regulations for the application of the Dominican Tax Code clarify how the tax basis is to be calculated and also provide how the inflation adjustment is to be applied.



UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         In the opinion of our United States law firm, Piper Marbury Rudnick & Wolfe LLP, the discussion below sets forth the material United States income tax consequences of this offering to the holders of our ADSs, Class A common stock and Class B stock with respect to the distribution of the rights, which for the purposes of this tax discussion includes oversubscription rights, to them and of the exercise of such rights. The summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated under the Code, judicial authority and current administrative rules and practice, all of which are subject to change on a prospective or retroactive basis.


         The tax consequences of this offering under state, local and foreign law are not discussed. The consequences of this offering with respect to any taxes other than income taxes are not discussed. Moreover, special considerations not described in this summary may apply to some taxpayers or some types of taxpayers, including financial institutions, broker-dealers, nominee holders of our shares, life insurance companies, tax- exempt organizations and foreign taxpayers. The discussion is limited to those who have held the ADSs, Class A common stock and Class B stock, and will hold the rights and any shares acquired upon the exercise of the rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

         WE URGE STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR FEDERAL INCOME OR OTHER TAX CONSEQUENCES TO THEM OF THE OFFERING, AS WELL AS THE TAX CONSEQUENCES UNDER STATE, LOCAL AND FOREIGN LAW AND THE POSSIBLE EFFECTS OF CHANGES IN TAX LAWS.

         ISSUANCE OF RIGHTS

         You will not recognize taxable income for federal income tax purposes upon distribution of the rights.


         STOCKHOLDER BASIS AND  HOLDING PERIOD OF THE RIGHTS



         As a result of receiving the distribution of rights, you must generally allocate the basis of your ADSs and Class A common stock (treating them as one class of stock) or Class B stock between such stock and the rights in proportion to their respective fair market values on the date of issuance. For example, assume that you own Class A common stock with a basis of $80 and a fair market value of $100 and you are issued rights to acquire new shares of Class A common stock with a fair market value of $20. After the issuance, you will have a basis of $66.67 in your Class A common stock and $13.33 in your rights. If the rights are subsequently exercised, the basis of the new stock acquired will be equal to the subscription price paid for the new stock plus your basis in the rights exercised. If the rights are sold prior to exercise, the gain (or loss) will be equal to the amount realized on the sale less your basis in the rights.



         If the fair market value of your rights on the date of issuance is less than 15% of the fair market value of the ADSs and Class A common stock or Class B stock you hold on the date of issuance, then your basis in the rights will be zero. In such a case, you may make an irrevocable election on your federal income tax return for the year relating to the date of issuance to allocate the basis of your ADSs and Class A common stock or Class B stock between such stock and the rights in proportion to their respective fair market values on the date of issuance in the manner set forth in the prior paragraph. An election to allocate basis to the rights must be in the form of a statement attached to your income tax return for the year in which the rights were received. If you make such an election, you must retain a copy of the election, and of the tax return with which it was filed, in order to substantiate the basis allocated to the rights. If such an election is not made, the basis of the new stock acquired will be equal to the subscription price paid. If such an election is not made and the rights are sold prior to their exercise, the gain will be equal to the amount realized on the sale.

         Your holding period with respect to the rights will include your holding period for the ADSs, Class A common stock or Class B stock with respect to which the rights were distributed.

         LAPSE OF THE RIGHTS

         If you allow your rights received to lapse, no gain or loss will be recognized and the basis in the shares upon which you received a distribution of the rights will be the same as it was immediately prior to the distribution of the rights.

         EXERCISE OF THE RIGHTS; BASIS AND HOLDING PERIOD OF THE COMMON STOCK

         You will not recognize any gain or loss upon the exercise of your rights. The basis of the shares acquired through your exercise of the rights will be equal to the sum of the subscription price paid for the shares acquired through exercise of the rights and your basis in the rights, if any. The holding period for the shares acquired through exercise of the rights will begin on the date the rights are exercised.


         For example, assume you hold Class A common stock for a period of two years and at the end of such two year period, an issuance of rights to acquire new shares of Class A common stock is made to you on your Class A common stock. Immediately after the issuance of the rights, your holding period in the rights will be two years (i.e., the rights will also be a long-term capital asset in your hands). Assume further that $10 of basis is allocated to the rights and the subscription price for the new Class A common stock is $100. Your basis in the new Class A common stock will be $110 (i.e., your $10 basis in your rights plus the $100 subscription price paid to exercise the rights) on the date you exercise your rights. The holding period for the new Class A common stock will then begin on the day the rights are exercised.


         SALE OF SHARES

         If you sell your shares acquired through the exercise of the rights, you will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and your basis in the shares, which will include the exercise price. If you hold the shares as a capital asset, gain or loss on the sale will be long-term or short-term capital gain or loss, depending on whether you have held the shares for more than one year beginning on the date of exercise of the rights.

                       TAX CONSIDERATIONS OF OWNING SHARES

DOMINICAN REPUBLIC TAX CONSIDERATIONS


         The following discussion summarizes the material Dominican Republic income tax consequences of an investment in the ADRs, ADSs or shares of Class A common stock by a person who is neither domiciled in nor a resident of the Dominican Republic for tax purposes and who holds such ADRs, ADSs or shares of Class A common stock for investment purposes and not for purposes of a trade or business. In the opinion of our Dominican law firm, Pellerano & Herrera, the discussion sets forth the material Dominican Republic consequences of such an investment. The discussion is not intended as tax advice to any particular investor.



         Under our 1996 concession agreement with the Dominican government which grants to us our right to operate as a telecommunications provider, dividends and interest paid to any of our shareholders, bondholders or other investors are exempt from Dominican income tax. Under Dominican tax law, the term "dividends" refers to any distribution of profits of a company to its shareholders. Thus, under the concession agreement, any dividend or distribution paid by us with respect to the Class A common stock will not be subject to Dominican income tax.

         Our concession agreement has not yet been approved by the Dominican Congress, but was duly executed by the Dominican Executive Branch, making the concession itself valid and binding on the Dominican government under our laws. Provisions in our concession agreement providing preferential tax treatment for TRICOM and its shareholders still need to be submitted to and approved by the Dominican Congress to be binding under the Dominican Constitution. At the time our concession agreement was executed, it was not submitted to the Dominican Congress for approval for political reasons. Our concession agreement, along with the concession agreements of most of TRICOM's competitors in the telecommunications business, was not submitted to the Dominican Congress because the Dominican Congress was greatly divided at that time and the Dominican Executive Branch did not control a majority of the Congress. However, the tax provisions contained in these concession agreements, along with other concession agreements in other areas, have been completely followed and complied with by our Dominican Tax Administration.



         Until our concession agreement is approved by the Dominican Congress, however, cash dividends and other distributions paid by us with respect to ADSs or shares of Class A common stock held by any holder could be subject to a 25% withholding tax, which would be required to be withheld by us and paid to the Dominican tax administration at the time a cash dividend or other distribution is paid. Such tax withheld may not be a creditable foreign tax in determining the U.S. tax liability of such holder. We are not aware of any plans of the Dominican government to submit our 1996 concession agreement for approval to the Dominican Congress.



         Our concession agreement does not specifically address whether capital gains taxes will apply to sales of ADSs in the Dominican Republic. However, it states that the transfer or sale of our shares of any type will be exempt from Dominican income tax. Under the principles of territoriality underlying the Dominican constitution, gain from the sale or exchange of ADRs evidencing the ADSs by a foreign holder outside of the Dominican Republic would not be subject to taxation by the Dominican tax authority even if our 1996 concession agreement were not applicable to gains on the transfer or sale of ADSs.



         Until our 1996 concession agreement is approved by the Dominican Congress, the Dominican government could require payment of capital gains tax on gain recognized on the sale or exchange in the Dominican Republic of shares of Class A common stock (as distinguished from sales or exchanges of ADSs). The capital gains tax was instituted in the Dominican Republic only in 1992 and was later modified by regulations in 1998 as part of major tax reform legislation. Under present law, the capital gains tax rate is identical to the regular income tax rate of the person or entity that earned such gain; there is no preferential rate. Thus, a corporation, whether based in the Dominican Republic or not, selling shares of Class A common stock in the Dominican Republic would be required to pay the corporate income tax of 25% on any gain from a sale or exchange of such shares. An individual, whether a resident of the Dominican Republic or not, also would have to pay income tax at the applicable individual rate, as set forth below, on gain from the sale of shares of Class A common stock in the Dominican Republic. The individual income tax rates applicable in the Dominican Republic since January 1, 2001 are as follows:


If Taxable Income is:                                        The Tax is:
-----------------------------------------------------        -----------
Not over RD$120,000.00                                       0.
Over RD$120,000.01 but not over RD$200,000.00                15% of taxable income over RD$120,000.01.
Over RD$200,000.01 but not over RD$300,000.00                RD$12,000.00 plus 20% of the excess over
                                                                 RD$200,000.01.
Over RD$300,000.01                                           RD$32,000.00 plus 25% of the excess over
                                                                 RD$300,000.01.


         The amount of gain on which the capital gains tax is assessed is equal to the sale or transfer price (i.e., amount realized on the sale or transfer) minus the acquisition price, adjusted for inflation.

Regulations for the application of the Dominican Tax Code clarify how the tax basis is to be calculated and also provide how the inflation adjustment is to be applied.


         There is no income tax treaty in force between the Dominican Republic and the United States.

         There are no Dominican inheritance or succession taxes applicable to the ownership, transfer or disposition of ADSs by a foreign holder not domiciled in the Dominican Republic at the moment of death. It is unclear whether Dominican gift taxes would apply to the transfer or other disposition by gift of shares of Class A common stock by a non-resident foreign holder; however, ADSs or ADRs are not subject to Dominican gift taxes. There are no Dominican stamp, issue, registration or similar taxes or duties payable by holders of ADSs or shares of Class A common stock.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS


         In the opinion of our United States law firm, Piper Marbury Rudnick & Wolfe LLP, the discussion below sets forth the material United States federal income tax consequences of an investment in the ADSs. This discussion is based upon United States federal income tax laws and regulations presently in force and such authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in United States federal income consequences different from those discussed below.


         The discussion is not a full description of all tax considerations that may be relevant to a decision to purchase ADSs or to the holding or disposition of such instruments. In particular, the discussion is directed only to U.S. holders that will hold ADSs as capital assets and that have the United States dollar as their functional currency. It does not address the tax treatment of U.S. holders that are subject to special tax rules, including banks, securities dealers, insurance companies, tax-exempt entities, holders who hold ADSs as part of a hedging, straddle or conversion transaction and holders of 10% or more of the total combined voting power of our voting shares. Prospective purchasers should consult their tax advisors about the federal, state, local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs.

         U.S. HOLDER

         "U.S. holder" means a beneficial owner of ADSs that is:

         (1)      a United States citizen or resident,

         (2) a corporation, partnership or other entity created or organized under the laws of the United States or any State or any political subdivision thereof,

         (3) an estate the income of which is subject to United States federal income taxation regardless of its source, or

         (4)      any trust if both:

                  o A COURT WITHIN THE UNITED STATES IS ABLE TO EXERCISE PRIMARY SUPERVISION OVER THE ADMINISTRATION OF THE TRUST; AND

                  o one or more United States persons have the authority to control all substantial decisions of the trust as described in Section 7701(a)(30) of the Code.

         If the obligations contemplated by the deposit agreement are performed in accordance with its terms, holders of ADSs will be treated for United States federal income tax purposes as the owners of the shares of Class A common stock represented by ADSs.

      CASH AND OTHER DISTRIBUTIONS

         Distributions made by us with respect to ADSs (other than distributions in liquidation and certain distributions in redemption of stock) will generally be taxed as ordinary dividend income to the extent that such distributions do not exceed our current and accumulated earnings and profits, as determined in accordance with United States federal income tax principles. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and will reduce your tax basis in the ADSs (but not below zero). To the extent that such distributions exceed your basis in the shares, the excess generally will be treated as capital gain.

         Dividends generally will be included in your gross income as ordinary income when the dividends are received by you or the depositary, as applicable. Dividends paid in Dominican pesos will be included in your gross income as a United States dollar amount based on the exchange rate in effect on the day of receipt by you or the depositary, as applicable. Any gain or loss recognized upon a subsequent sale or conversion of the Dominican pesos into U.S. dollars will be United States source ordinary income or loss. Dividends will generally not be eligible for the dividends-received deduction allowed to corporations.

         Dividends generally will be foreign source income for purposes of determining your foreign tax credit limitation and generally will be "passive" income. Any Dominican tax withheld on such dividends may not be a creditable foreign tax in determining your U.S. tax liability. As we have been advised by our local counsel that we would be permitted to credit the amount withheld against our Dominican corporate income tax, you might be treated as, in effect, not paying any Dominican tax.

         CAPITAL GAINS AND LOSSES

         You will recognize capital gain or loss on the sale or other disposition of ADSs in an amount equal to the difference between the amount realized for the ADSs over their adjusted tax basis. If you are an individual, such gain or loss will be taxed at the rate of tax for capital gains provided you held the ADSs for longer than one year. The deductibility of capital losses is subject to limitations. You will not recognize gain or loss on any deposits or withdrawals of shares of Class A common stock in exchange for ADSs. Any gain you recognize on a sale of ADSs generally will be treated as United States source income for purposes of determining your foreign tax credit limitation.

         BACKUP WITHHOLDING


         You may be subject to backup withholding at the rate of 31% with respect to dividends paid on the ADSs or the proceeds of a sale, exchange or redemption of ADSs unless (1) you are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, and (2) provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules. Any amount withheld under these rules will be creditable against your U.S. federal income tax liability. If you do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service. Currently, the backup withholding rate is 30.5%, but is scheduled to be reduced to 30% as of January 1, 2002.


                                  LEGAL MATTERS

             The validity of the ADSs is being passed upon for us by Piper Marbury Rudnick & Wolfe LLP, New York, New York. The validity of the shares of Class A common stock underlying such ADSs is being passed upon for us by our Dominican counsel, Pellerano & Herrera, Santo Domingo, Dominican Republic. Piper Marbury Rudnick & Wolfe LLP may rely, without independent investigation, upon the opinion of Pellerano & Herrera with respect to matters governed by Dominican Republic Law.

                                     EXPERTS


         Our consolidated financial statements at December 31, 1999 and 2000, and for each of the years in the three-year period ended December 31, 2000, incorporated in this prospectus by reference to our Annual Report on Form 20-F for the year ended December 31, 2000, as amended, have been audited by KPMG (member firm of KPMG International in the Dominican Republic), independent public accountants, as stated in their report appearing in our Annual Report, and are incorporated in reliance upon the report of such firm as experts in auditing and accounting.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual reports on Form 20-F and reports on Form 6-K with the SEC. You may read and copy this information at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices in New York, New York and Chicago, Illinois. You can also request copies of the documents, upon payment of a duplicating fee, by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our reports, proxy statements and other information may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         This prospectus incorporates by reference the following documents:

         o our Annual Report on Form 20-F, as amended, for the year ended December 31, 2000, which we have previously filed with the SEC and is not delivered with this prospectus;


         o our report on Form 6-K reporting results for the quarter ended March 31, 2001, as amended, which we have previously filed with the SEC and is not delivered with this prospectus; and



         o our report on Form 6-K reporting results for the quarter ended June 30, 2001, as amended, which we have previously filed with the SEC and is not delivered with this prospectus.



         o our report on Form 6-K describing recent developments in lititgation, which we have previously filed with the SEC on October 19, 2001 and is not delivered with this prospectus.



         o our report on Form 6-K reporting results for the quarter ended September 30, 2001, as amended, which we have previously filed with the SEC and is not delivered with this prospectus.



         In addition, this prospectus will be deemed to incorporate by reference:

         o any report on Form 6-K submitted by us to the SEC prior to the termination of the offering and identified by us as being incorporated by reference into this prospectus.

         You may request a copy of these filings, at no cost, by contacting us at Ave. Lope de Vega No. 95, Santo Domingo, Dominican Republic, Attention:
Investor Relations, telephone number: 809-476-4044 or at our website, www.tdr-investor.com.

======================================       ===================================
TRICOM, S.A. has not authorized any
person to give you information that
differs from the information in                         [TRICOM LOGO]
this prospectus. You should rely
solely on the information contained
in this prospectus. This prospectus
is not an offer to sell these
securities, and we are not
soliciting offers to buy these
securities in any state where the                   [_________] AMERICAN
offer or sale of these securities                    DEPOSITARY SHARES
is not permitted. The information                    EACH REPRESENTING
in this prospectus is accurate only                 ONE SHARE OF CLASS A
as of the date of this prospectus,                      COMMON STOCK
even if the prospectus is delivered
to you after the prospectus date,
or you buy TRICOM, S.A. American
Depositary Shares after the
prospectus date.

                                                -----------------------------

                                                          PROSPECTUS

                                                -----------------------------






                                                    [__________ __], 2001



======================================       ===================================